FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street
Charleston, South Carolina 29401
843-529-5933

December 15, 2006

Dear Shareholder:

You are cordially invited to attend the 2007 Annual Meeting of Shareholders of First Financial Holdings, Inc. to be held at the Corporation's main office, 34 Broad Street, Charleston, South Carolina, on Thursday, January 25, 2007, at 5:30 p.m., Eastern Standard Time.

The Notice of Annual Meeting of Shareholders and Proxy Statement on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Corporation. Directors and officers of the Corporation, as well as a representative of KPMG LLP, the Corporation's independent registered public accounting firm, will be present to respond to any relevant questions shareholders may have. The KPMG LLP representative will have the opportunity to make a statement if he or she desires to do so.

To ensure proper representation of your shares at the meeting, please sign, date and return the enclosed proxy card in the postage-paid envelope provided as soon as possible or vote by telephone or over the Internet, even if you currently plan to attend the meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the meeting.

Sincerely,



A. Thomas Hood
President and Chief Executive Officer

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street
Charleston, South Carolina 29401
843-529-5933

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JANUARY 25, 2007

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders ("Meeting") of First Financial Holdings, Inc. ("Corporation") will be held at the main office of the Corporation located at 34 Broad Street, Charleston, South Carolina, on Thursday, January 25, 2007, at 5:30 p.m., Eastern Standard Time, for the following purposes:

1. To elect three directors of the Corporation;
2. To ratify the adoption of the First Financial Holdings, Inc. 2007 Equity Incentive Plan; and
3. To consider and act upon other matters as may properly come before the Meeting or any adjournments thereof.

NOTE: The Board of Directors is not aware of any other business to come before the Meeting.

Any action may be taken on the foregoing proposals at the Meeting on the date specified above or on any date or dates to which, by original or later adjournment, the Meeting may be adjourned. Shareholders of record at the close of business on November 27, 2006 are entitled to receive notice of and to vote at the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, please complete and sign the enclosed form of proxy, which is solicited by the Board of Directors, and mail it promptly in the envelope provided, or vote by telephone or over the Internet, using the voting procedures described on your proxy card. The proxy will not be used if you attend and vote in person at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Dorothy B. Wright

Dorothy B. Wright
Corporate Secretary

Charleston, South Carolina
December 15, 2006

IMPORTANT: THE PROMPT RETURN OF YOUR SIGNED PROXY WILL SAVE THE CORPORATION THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM AT THE MEETING. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. ALTERNATIVELY, YOU MAY VOTE BY TELEPHONE OR OVER THE INTERNET BY FOLLOWING THE VOTING PROCEDURES AND INSTRUCTIONS INCLUDED ON YOUR PROXY CARD. YOUR VOTE IS IMPORTANT, WHETHER YOU OWN A FEW SHARES OR MANY SHARES.

TABLE OF CONTENTS

PROXY STATEMENT
OF
FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street
Charleston, South Carolina 29401
843-529-5933

ANNUAL MEETING OF SHAREHOLDERS
JANUARY 25, 2007

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Financial Holdings, Inc. ("Corporation") to be used at the Annual Meeting of Shareholders of the Corporation ("Meeting"). The Corporation is the holding company for First Federal Savings and Loan Association of Charleston, Charleston, South Carolina ("First Federal"), First Southeast Insurance Services, Inc., Kimbrell Insurance Group, Inc. and First Southeast Investor Services, Inc. The Meeting will be held at the Corporation's main office located at 34 Broad Street, Charleston, South Carolina, on Thursday, January 25, 2007, at 5:30 p.m., Eastern Standard Time. The accompanying Notice of Annual Meeting of Shareholders, this Proxy Statement and the enclosed proxy card are first being mailed to shareholders on or about December 15, 2006.

VOTING AND PROXY PROCEDURE

Shareholders Entitled to Vote.

Shareholders of record as of the close of business on November 27, 2006 ("Voting Record Date") are entitled to one vote for each share of common stock of the Corporation then held. As of the close of business on the Voting Record Date, the Corporation had 12,056,899 shares of common stock outstanding and entitled to vote.

If you are a beneficial owner of Corporation common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the Meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Corporation common stock held in street name in person at the Meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum.

The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes will be counted as shares present and entitled to vote at the Meeting for purposes of determining the existence of a quorum.

Proxies; Proxy Revocation Procedures.

The Corporation's Board of Directors solicits proxies so that each shareholder has the opportunity to vote on each proposal being considered at the Meeting. When proxies are returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. Where no instructions are indicated, proxies will be voted in accordance with the recommendations of the Board FOR the election of each director nominee set forth below and FOR ratification of the adoption of the 2007 Equity Incentive Plan ("2007 EIP"). If a shareholder of record attends the Meeting, he or she may vote by ballot.

Shareholders who execute proxies retain the right to revoke them at any time before they are voted. If the enclosed proxy card is executed and returned, it may nevertheless be revoked at any time as long as it has not been exercised. A shareholder may revoke the enclosed proxy by written notice delivered in person or mailed to the Secretary of the Corporation or by filing a later dated and signed proxy prior to a vote being taken on the proposals at the Meeting. A shareholder may revoke a proxy electronically by entering a new vote by telephone or over the Internet (following the instructions on the enclosed proxy card). Attendance at the Meeting will not automatically revoke a proxy, but a shareholder in attendance may request a ballot and vote in person, thereby revoking a prior granted proxy.

If your Corporation common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. If you wish to change your voting instructions after you have returned your voting instruction form to your broker or bank, you must contact your broker or bank.

Vote Required.

Abstentions and "broker non-votes" (which occur if a broker or other nominee does not have discretionary authority and has not received voting instructions from the beneficial owner with respect to the particular item) are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

The directors to be elected at the Meeting will be elected by a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote. Votes may be cast for or withheld from each nominee for election as director. Pursuant to the Corporation's Certificate of Incorporation, shareholders are not permitted to cumulate their votes for the election of directors. Votes that are withheld and broker non-votes will have no effect on the outcome of the election because directors are elected by a plurality of the votes cast.

The ratification of the adoption of the 2007 EIP requires the affirmative vote of a majority of the outstanding shares of common stock present in person or by proxy and entitled to vote at the Meeting. Abstentions are not affirmative votes and, therefore, will have the same effect as a vote against the proposal and broker non-votes will be disregarded and will have no effect on the outcome of the vote.


**SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT**


Persons and groups beneficially owning in excess of five percent of the Corporation's common stock are required to file certain reports with the Securities and Exchange Commission ("SEC"), and provide a copy to the Corporation, disclosing their ownership pursuant to the Securities Exchange Act of 1934, as amended ("1934 Act"). Based upon these reports, the following table sets forth, as of September 30, 2006, certain information as to those persons who were beneficial owners of more than five percent of the outstanding shares of the Corporation's common stock. As of September 30, 2006, management knows of no persons, other than Private Capital Management, L. P., who beneficially owned more than five percent of the outstanding shares of the Corporation's common stock.

The following table also sets forth, as of September 30, 2006, information as to the shares of common stock beneficially owned by (a) each current director of the Corporation and each of management's nominees for director, (b) the Chief Executive Officer and the four highest paid executive officers who received salary and bonus in excess of $100,000 during the fiscal year ended September 30, 2006 ("Named Executive Officers") and (c) all executive officers and directors of the Corporation as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1,2]	Percent of Shares of Common Stock Outstanding
Private Capital Management, L. P. [3] 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	907,047	7.55%
Non-Employee Directors		
Paula Harper Bethea	14,179	[4]
Paul G. Campbell, Jr.	29,537	[4]
Ronnie M. Givens	5,220	[4]
Thomas J. Johnson	29,644	[4]
James C. Murray	40,921	[4]
D. Kent Sharples	39,125	[4]
Henry M. Swink	28,145	[4]
Employee Directors		
A. Thomas Hood [5]	230,307	1.91%
James L. Rowe	15,940	[4]
Named Executive Officers Who Are Not Directors		
Charles F. Baarcke, Jr.	69,879	[4]
Susan E. Baham	108,584	[4]
John L. Ott, Jr.	144,270	1.20%
Clarence A. Elmore, Jr.	18,548	[4]
All Directors and Executive Officers as a group (13 persons)	774,299	6.34%

[1] In accordance with Rule 13d-3 under the 1934 Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if he or she has voting and/or investment power with respect to such shares. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

[2] Includes shares of common stock that may be received upon the exercise of stock options that are exercisable within 60 days of the Voting Record Date as follows: Mrs. Bethea-755 shares; Mr. Campbell-15,477 shares; Mr. Givens-2,217 shares; Mr. Murray-11,746 shares; Dr. Sharples-17,062 shares; Mr. Swink-17,661 shares; Mr. Hood-38,900 shares; Mr. Rowe-7,385 shares; Mr. Baarcke-5,500 shares; Mrs. Baham-25,000 shares; Mr. Ott-25,000 shares; Mr. Elmore-17,500 shares; and all executive officers and directors as a group-184,203 shares.

[3] Private Capital Management, L. P. ("PCM"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is deemed to have beneficial ownership of 907,047 shares of the Corporation's common stock as of September 30, 2006 based on information obtained from a Schedule 13F filed with the SEC. In its role as investment advisor, PCM exercises investment discretion with respect to the securities of the Corporation described in this table. All securities reported in this table are owned by clients of PCM and PCM disclaims beneficial ownership of such securities.

[4] Less than one percent of shares outstanding.

[5] Mr. Hood is also a Named Executive Officer of the Corporation.

PROPOSAL I – ELECTION OF DIRECTORS

The Board is currently composed of nine members. The Board is divided into three classes with three-year staggered terms, with one-third of the directors elected each year. The Board of Directors selects

nominees for election as directors, based on the recommendation of the Corporate Governance/Nominating Committee. Paula Harper Bethea, Paul G. Campbell, Jr. and Ronnie M. Givens have each been nominated for election to the Board for three-year terms, or until their respective successors have been elected and qualified. All nominees are currently members of the Board and each has consented to being named in this Proxy Statement and to serving as a director on the Board if elected.

It is intended that the proxies solicited by the Board will be voted for the election of the above-named nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of a substitute recommended by the Board or the Board may adopt a resolution to amend the Corporation's Bylaws to reduce the size of the Board. At this time, the Board knows of no reason why any nominee might be unavailable to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL NOMINEES FOR ELECTION AS DIRECTORS OF THE CORPORATION.

The following table sets forth certain information regarding the nominees for election at the Meeting as well as information regarding those directors continuing in office after the Meeting.

Name	Age [1]	Year First Elected Director [2]	Year Term Expires
Board Nominees			
Paula Harper Bethea[3]	51	1996	2010[4]
Paul G. Campbell, Jr.[3]	60	1991	2010[4]
Ronnie M. Givens	64	2004	2010[4]
Directors Continuing in Office			
A. Thomas Hood[3]	60	1987	2009
James L. Rowe	63	2001	2009
Henry M. Swink	61	2002	2009
Thomas J. Johnson[3]	56	1998	2008
James C. Murray[3]	67	1991	2008
D. Kent Sharples	63	1992	2008

[1] As of September 30, 2006.

[2] Includes prior service, as applicable, on the Board of Directors of First Federal.

[3] Also serves as a director of First Federal.

[4] Assuming reelection.

The following discussion presents information with respect to the nominees at the Meeting:

PAULA HARPER BETHEA joined the Corporation's and First Federal's Boards of Directors in 1996. She is the Director of External Relations, McNair Law Firm. A native of Hampton County, Mrs. Bethea is a graduate of the University of South Carolina. Currently, she is Chairman Emeritus of the Board of Governors of United Way of America. She is past Chairman of United Way of South Carolina, the Hilton Head Island Chamber of Commerce and Columbia College. She is also Chairman of the Cardiovascular Research Institute at the Medical University of South Carolina and the Drummond Institute at Erskine College. She is a founding Board member of the Palmetto Institute and is on the Board and the Executive Committee of Presbyterian College. She served in 1991 on the State Chamber's Task Force for Restructuring State Government and was a member and a Subcommittee Chairman of the Governor's Commission on Restructuring. Governor Campbell presented the Order of the Palmetto, South Carolina's highest award for volunteer service, to her in 1992. In 1998 she was awarded the Algernon Sydney Sullivan Award by the University of South Carolina, her alma mater, and in 2003 she was awarded the Columbia College Medallion, the most distinguished commendation bestowed by the college.

PAUL G. CAMPBELL, JR. was elected to the Corporation's and First Federal's Boards of Directors in 1991. He is the retired President of the Southeast Region for Alcoa Primary Metals, the world's leading aluminum reduction company. He continues to work for Alcoa as a consultant. He is a graduate of Clemson University and received a master's degree from Jacksonville University. In addition to membership in several professional organizations, Mr. Campbell is past President of the American Institute of Mining, Metallurgical and Petroleum Engineers, a global professional society. He is past President of the Coastal Carolina Council of the Boy Scouts of America, Charleston Trident United Way, Berkeley County Chamber of Commerce, the Minerals, Metals and Material Society (TMS) and the TMS Foundation. He is past Chairman of the South Carolina Chamber of Commerce. He is on the Board of Governors of the School of Business and Economics of the College of Charleston, the Board of Visitors of Clemson University, the Clemson Engineering Advisory Board and the Trident Technical College Foundation. He is on the Board of Directors for the South Carolina Public Service Authority (Santee Cooper) and is past Chairman of the Board for the South Carolina Manufacturer's Alliance.

 RONNIE M. GIVENS was appointed to the Board of Directors effective as of December 1, 2004. He was appointed to serve a two-year term expiring in 2007. Mr. Givens has 38 years of professional experience and is a member of Dixon Hughes PLLC, a certified public accounting and business advisory firm. Dixon Hughes PLLC has 25 offices in 7 states and is the only regional firm in the Charleston area. Prior to his firm merging with Dixon Hughes on November 1, 2006, he was a founding member of Gamble Givens & Moody LLC. His professional affiliations include memberships in the American Institute of Certified Public Accountants (AICPA) and the South Carolina Association of Certified Public Accountants (SCACPA). He serves on a number of boards within the community including The Charleston Regional Naval Complex Redevelopment Authority, The Berkeley Chamber of Commerce, Southeastern Wildlife Exposition and the Charleston Southern University Charleston Interstate Development Corporation Board.

 The present principal occupation and other business experience during the last five years of each director continuing in office is set forth below:

 A. Thomas Hood is President and Chief Executive Officer of the Corporation and First Federal. He also serves on the Boards of the Corporation, First Federal and First Southeast Insurance Services, an affiliate of First Federal.

 Thomas J. Johnson is President, Chief Executive Officer and Owner of F & J Associates, a company that owns and operates automobile dealerships in the southeastern United States and the U.S. Virgin Islands.

 James C. Murray is Chairman of the Corporation and First Federal, and retired President, Chief Executive Officer and Chairman of the Board of Directors of Utilities Construction Company, Inc. and its subsidiaries, an electrical contracting company specializing in high voltage electrical work and heavy industrial work in the Southeast.

 James L. Rowe is President of First Southeast Insurance Services, Inc. and Kinghorn Insurance Services, Inc., subsidiaries of the Corporation.

 D. Kent Sharples has been President of Daytona Beach Community College, Daytona Beach, Florida since July 1999. From July 1980 to July 1999, Dr. Sharples was President of Horry-Georgetown Technical College, Conway, South Carolina.

 Henry M. Swink served as a director of Peoples Federal Savings and Loan Association, a federally insured subsidiary of the Corporation until its merger with First Federal on August 30, 2002, since 1996. Mr. Swink is President of McCall Farms, Inc., a food processing company that manufactures and markets canned fruits and vegetables throughout the Southeast.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Attendance at Board, Committee and Annual Shareholders' Meetings.

The Board of Directors conducts its business through Board meetings and through its committees. During the fiscal year ended September 30, 2006, the Board held 14 meetings. No director of the Corporation attended less than 75 percent of the total meetings of the Board and committees on which such Board member served during this period for the Corporation.

Directors are expected to attend the Corporation's annual meeting of shareholders, but the Corporation has no formal policy regarding attendance. The Corporation reimburses its directors for all reasonable out-of-pocket expenses associated with attendance at annual meetings. All members of the Boards of Directors of the Corporation and First Federal attended the 2006 Annual Meeting of Shareholders.

Director Independence.

The Board is comprised of a majority (78%) of independent directors in compliance with SEC and Nasdaq Marketplace Rules. All members of the Audit, Compensation/Benefits and Corporate Governance/Nominating committees are independent pursuant to SEC and Nasdaq Marketplace Rules. The Board has determined that all members of the Board are independent, except for A. Thomas Hood and James L. Rowe who are employees of the Corporation.

Board Committees.

The following table lists the membership of the standing committees of the Corporation's Board of Directors:

Director	Executive	Compensation/ Benefits	Audit	Corporate Governance/ Nominating
Paula Harper Bethea	√	√		√
Paul G. Campbell, Jr.	√		√	√
Ronnie M. Givens		√	√	
A. Thomas Hood	√			
Thomas J. Johnson		√	√	
James C. Murray	√			√
James L. Rowe				
D. Kent Sharples		√	√	
Henry M. Swink			√	√

The Executive Committee of the Corporation, composed of Mrs. Bethea, Mr. Campbell, Mr. Hood and Mr. Murray, did not meet during the fiscal year ended September 30, 2006. The full Board meets monthly in executive session, both with and without the presence of management directors.

The Audit Committee of the Corporation, composed of Messrs. Campbell, Givens, Johnson, Sharples and Swink, meets at least quarterly to:

- Monitor the integrity of the financial reporting process and systems of internal controls regarding finance, accounting, regulatory and legal compliance.

- Appoint, compensate and oversee the work of the independent registered public accounting firm employed for the purpose of preparing an audit report or related work.

- Facilitate communication among the independent registered public accounting firm, management, employees, the internal auditing department and the Board of Directors.

- Approve loans made to affiliates.

This Committee met ten times during the fiscal year ended September 30, 2006. For additional information regarding the Audit Committee, see "Audit Committee Matters" included herein.

The Compensation/Benefits Committee of the Corporation, composed of Mrs. Bethea, Mr. Givens, Mr. Johnson and Dr. Sharples, reviews compensation policies and benefit plans of the Corporation, grants stock options and recommends compensation for senior management. This Committee held four meetings during the fiscal year ended September 30, 2006.

The Corporate Governance/Nominating Committee of the Corporation, composed of Mrs. Bethea, Mr. Campbell, Mr. Murray and Mr. Swink selects the nominees for election as director. The appointment of the Corporate Governance/Nominating Committee is authorized by Article II, Section 14 of the Corporation's Bylaws, which also provides that: "No nominations for directors except those made by the nominating committee shall be voted upon at the annual meeting unless other nominations by shareholders are made in writing and delivered to the Secretary of the Corporation in accordance with the provisions of the Corporation's Certificate of Incorporation." The Corporate Governance/Nominating Committee met four times during the fiscal year ended September 30, 2006. For additional information regarding the Corporate Governance/Nominating Committee, see "Corporate Governance/Nominating Committee Matters" included herein.

DIRECTORS' COMPENSATION

During the fiscal year ended September 30, 2006, non-management members of the Corporation's Board who also serve First Federal's Board received monthly fees of $1,900, except the Chairman and Vice Chairman, who received monthly fees of $2,400 and $2,150, respectively. Non-management members who serve either the Corporation or First Federal's Board received monthly fees of $1,667. The Corporation's Audit Committee members each received an additional annual fee of $1,000 and the Audit Committee Chairman received an additional annual fee of $1,200. Non-management directors who serve on the Corporation's non-banking subsidiary boards were paid nominal fees on a quarterly basis. Each director is also entitled to reimbursement for his or her reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board of Directors or its committees and related activities, including director education courses and materials.

The 2004 Outside Directors Stock Options-For-Fees Plan ("2004 DSO") was approved by shareholders at the 2004 Annual Meeting of Shareholders. In addition to outside directors, the Plan also allows advisory and emeritus directors of the Corporation and its subsidiaries to participate in the Plan. Under this Plan, eligible directors may elect to receive stock options in lieu of cash compensation. In fiscal 2006, nine directors (excluding emeritus and advisory directors) participated in the Plan, deferring $169,041 in fees.

The Performance Equity Plan for Non-Employee Directors was approved by shareholders at the 1997 Annual Meeting of Shareholders. Under this Plan, the Boards of Directors of the Corporation and First Federal specified performance targets for the Corporation and First Federal, as appropriate, and the percentage of total board fees eligible for conversion to shares of Corporation common stock upon the attainment of the performance targets. Performance targets for the tenth plan year resulted in the total award of 3,812 shares to the non-employee directors of the Corporation and First Federal. This Plan has been replaced by the 2005 Performance Equity Plan for Non-Employee Directors, which was approved by shareholders at the 2005 Annual Meeting of Shareholders.

The following table sets forth information regarding the compensation earned by or awarded to each non-employee director who served on our Board of Directors during the fiscal year ended September 30, 2006. Directors who are employees of the Corporation or its subsidiaries are not compensated for their services as directors. Although this table is not required, the Corporation is providing this information in the interests of thorough disclosure to shareholders.

Name	Total ($)	Fees Earned and Paid in Cash ($)	2004 DSO Plan		PEP Plan Compensation	
			Shares[1]	Fees Deferred ($)	Shares	Value in $[2]
James C. Murray [3,5]	44,790	19,774	1,385	10,626	463	14,390
Paul G. Campbell, Jr. [4,5]	40,698	11,135	2,172	16,665	415	12,898
Paula Harper Bethea[5]	34,406	26,000	--	--	367	11,406
Ronnie M. Givens[6]	29,529	--	2,763	21,199	268	8,329
Michael A. Hilton [7]	32,408	12	2,918	22,388	322	10,008
Thomas J. Johnson[5]	38,406	16	3,517	26,984	367	11,406
Richard W. Salmons, Jr. [7]	30,808	15,606	677	5,194	322	10,008
D. Kent Sharples[6]	32,608	4	2,945	22,596	322	10,008
B. Ed Shelley, Jr. [7]	30,008	5	2,606	19,995	322	10,008
Henry M. Swink[6]	33,408	7	3,049	23,393	322	10,008
Hugh L. Willcox, Jr. [7]	32,808	22,800	--	--	322	10,008

[1] Non-qualified stock option grants were made as compensation for director services in fiscal year 2006 as provided in the 2004 DSO.

[2] Based on a value of $31.08 per share, the closing price of the Corporation's common stock on January 31, 2006, in accordance with the terms of the Performance Equity Plan for Non-Employee Directors.

[3] Chairman of the Corporation and First Federal.

[4] Vice-Chairman of the Corporation and First Federal.

[5] Director of both the Corporation and First Federal.

[6] Corporation director.

[7] First Federal director.

Summary Compensation Table.

      The following information is furnished with respect to compensation earned by the Named Executive Officers during the fiscal years ended September 30, 2006, 2005 and 2004.

Name and Principal Position	Year	Annual Compensation*		Long-Term Compensation Awards Stock Options (#)	All Other Compensation ($) [2]
		Salary ($)	Bonus ($) [1]		
A. Thomas Hood President and Chief Executive Officer of the Corporation and First Federal	2006	281,824	134,127	--	18,780
	2005	240,760	89,571 [3]	3,500	13,429
	2004	234,541	--	3,000	13,679
Susan E. Baham Executive Vice President, Chief Financial Officer of the Corporation and First Federal and Chief Operating Officer of First Federal	2006	220,320	97,825	--	17,065
	2005	190,592	71,331 [3]	3,000	13,184
	2004	185,661	--	2,500	12,081
Charles F. Baarcke, Jr. Executive Vice President of the Corporation and First Federal	2006	220,620	111,322	--	16,488
	2005	190,602	80,063 [3]	3,000	13,184
	2004	185,661	--	2,500	12,509
John L. Ott, Jr. Executive Vice President of the Corporation and First Federal	2006	220,320	112,352	--	16,488
	2005	190,592	78,793 [3]	3,000	13,184
	2004	185,661	--	2,500	12,509
Clarence A. Elmore, Jr. Senior Vice President of First Federal	2006	164,658	86,611	--	12,898
	2005	157,050	70,313 [3]	3,000	10,863
	2004	152,984	--	2,500	10,308

  * All compensation is paid by First Federal but allocated between the Corporation and First Federal based on the approximate time spent by the Named Executive Officer on Corporation business. Excludes perquisites which did not exceed the lesser of $50,000 or ten percent of salary and bonus.

[1] Reflects earned incentive bonuses awarded for the fiscal year which were paid in the subsequent fiscal year, pursuant to the Management Performance Incentive Compensation Plan. For more details on this Plan, please refer to the "Report of the Compensation/Benefits Committee," below.

[2] Represents total 401(k) and profit sharing plan contributions paid by the Corporation.

[3] Includes a $30,000 retention bonus paid on December 20, 2004.

Although the following three tables are not required, the Corporation is providing this information for fiscal 2006 in the interest of thorough disclosure to shareholders.

The following table sets forth the details of the compensation paid to or earned by A. Thomas Hood, our Chief Executive Officer, in the fiscal year ended September 30, 2006.

Compensation Component	Amount ($)	Description
Base salary	275,400	14.4% increase from prior year
Bonus	134,127	Paid in November 2006 based on fiscal 2006 performance.
Stock Options	--	None granted in fiscal 2006
Other compensation	18,780	401K and Profit sharing contributions paid by the Corporation
Excess life insurance	6,424	Company provided life insurance in excess of $50,000
Benefits with direct costs:		
Health Insurance	5,345	
Life Insurance	1,028	
AD&D Insurance	120	
Long Term Disability Insurance	276	
Perquisites:[1]		
Personal use of company car	2,217	
Employee Mortgage Loan Program	10,066	Computation based on same loan product if obtained by non-employee
Employee Credit Card Program	137	Computation based on same credit card product if obtained by non-employee
Estimated total package:	453,920	

[1] All directors, officers and employees who work a minimum of 20 hours per week, and qualify under federal regulations and normal underwriting standards are eligible to receive mortgage, second mortgage, lot, cash reserve, consumer and credit card loans at discounted rates from the Corporation's subsidiary, First Federal. Terms, conditions and discounts vary based on loan type. First Federal expects timely payment of loans from all directors, officers and employees, and delinquent accounts may result in disciplinary action up to and including discharge.

The Corporation provides benefit programs to executive officers and to other employees. The following table generally identifies such benefit plans and identifies those employees who may be eligible to participate:

Benefit Plan	Executive Officers	Certain Managers	Full Time Employees
Management Incentive Performance Compensation Plan	√	√	
401(k) Plan and Profit-Sharing	√	√	√
Medical/Dental/Vision Plans	√	√	√
Life and Disability Insurance[1]	√	√	√
Stock Option Plans	√	√	√
Change in Control Agreement	√	√	
Supplemental Early Retirement Plan	Not Offered	Not Offered	Not Offered
Employee Stock Purchase Plan	No Longer Offered Effective 1/1/06	No Longer Offered Effective 1/1/06	No Longer Offered Effective 1/1/06

[1]   The Corporation provides company-paid long-term disability insurance to eligible full-time employees with a monthly benefit in the amount of 50% of qualified salary to a maximum of $10,000 per month.

The Corporation believes perquisites for executive officers should be extremely limited in scope and value. As a result, the Corporation has historically given nominal perquisites. The following table generally illustrates perquisites we do and do not provide and identifies those employees who may be eligible to receive them:

Type of Perquisites	Executive Officers	Certain Managers and Salespeople	Full Time Employees
Employee/Director Loan Program[1]	√	√	√
Financial Planning Allowance	Not Offered	Not Offered	Not Offered
Automobile Allowance or Use of Company Automobile[2]	√	√	√
Country Club Memberships	Not Offered	√[3]	Not Offered
Security Services	Not Offered	Not Offered	Not Offered
Dwellings for Personal Use[4]	Not Offered	Not Offered	Not Offered

[1]   All directors, officers and employees who work a minimum of 20 hours per week, and qualify under federal regulations and normal underwriting standards are eligible to receive mortgage, second mortgage, lot, cash reserve, consumer and credit card loans at discounted rates from the Corporation's subsidiary, First Federal. Terms, conditions and discounts vary based on loan type. First Federal expects timely payment of loans from all directors, officers and employees, and delinquent accounts may result in disciplinary action up to and including discharge.

[2]   Certain employees do receive reimbursement, in accordance with the Internal Revenue Code, for various costs incurred in connection with utilization of their personal vehicle in connection with business travel that is in addition to typical business expenses

[3]   The Corporation, on a very limited basis, will pay country club memberships for use by certain officers and managers to cultivate business relationships.

[4]   The Corporation does not provide dwellings for personal use other than for temporary job relocation housing.

Option Grants.

The Corporation maintains several stock option plans, which provide discretionary awards of options to purchase common stock to officers and employees as determined by the Board of Directors. The following table lists all grants of options under the stock option plans to the Named Executive Officers for

the year ended September 30, 2006 and contains certain information about the potential value of the options based upon certain assumptions as to the appreciation of the Corporation's common stock over the life of the option.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 years) | |
Name	Number of Shares Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise Price ($/Share)	Expiration Date	5% ($)[1]	10% ($)[1]
A. Thomas Hood	--	--	--	--	--	--
Susan E. Baham	--	--	--	--	--	--
Charles F. Baarcke, Jr.	--	--	--	--	--	--
John L. Ott, Jr.	--	--	--	--	--	--
Clarence A. Elmore, Jr.	--	--	--	--	--	--

[1] The dollar amounts indicated in these columns are the result of calculations assuming five percent and ten percent growth rates as required by the rules of the SEC. These growth rates are not intended by the Corporation to forecast future appreciation, if any, of the price of the Corporation's common stock. The actual value, if any, realized by an executive officer will depend on the excess of the market price of the shares over the exercise price on the date the option is exercised.

Option Exercise/Value Table.

The following table sets forth information with respect to options exercised during the fiscal year ended September 30, 2006 and remaining unexercised at the end of the fiscal year for the Named Executive Officers.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Shares Underlying Number of Unexercised Options at Fiscal Year End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year End[1] Exercisable/Unexercisable ($)
A. Thomas Hood	6,000	130,770	38,900/--	583,984/--
Susan E. Baham	9,000	196,695	25,000/--	294,952/--
Charles F. Baarcke, Jr.	20,800	265,329	5,500/--	10,610/--
John L. Ott, Jr.	2,000	40,630	25,000/--	294,952/--
Clarence A. Elmore, Jr.	--	--	17,500/--	133,827/--

[1] The values shown equal the difference between the exercise price of unexercised in-the-money options and the closing market price ($34.22) of the Corporation's common stock on September 30, 2006. Options are in-the-money if the fair market value of the shares covered by the option exceeds the exercise price of the option.

The Compensation/Benefits Committee has established Corporation stock ownership guidelines for members of management. The desired level of stock ownership is based on the market value of the shares owned as a percentage of annual salary. The percentages are 400 percent, 200 percent and 100 percent for the President, Executive Vice Presidents and other members of the management team, respectively. Stock ownership goals are expected to be met within five years. When goals are met, additional stock options may be granted. All members of management currently meet stock ownership goals set by the Corporation, with the exception of seven management team members, six of whom have been management team members for less than five years.

Securities Trading Policy.

Executives and other employees may not engage in any transaction in which they may profit from short-term speculative swings in the value of the Corporation's securities. This includes "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower prince in the future) or "short sales against the box" (selling owned, but not delivered securities), "put" and "call" options (publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) and hedging transactions, such as zero-cost collars and forward sale contracts. In addition, this policy is designed to ensure compliance with all insider trading rules.

Employment Agreements.

The Corporation and First Federal have entered into employment agreements ("Agreements") with various employees including Mr. Hood, Mrs. Baham, Mr. Baarcke, Mr. Ott, and Mr. Elmore. Currently, Messrs. Hood's, Baarcke's and Ott's Agreements expire on September 30, 2009, Mrs. Baham's Agreement expires on December 31, 2007 and Mr. Elmore's Agreement expires on September 30, 2008. The Agreements of Mr. Hood, Mrs. Baham, Mr. Baarcke, Mr. Ott and Mr. Elmore provide for a minimum annual salary of $275,400, $215,000, $215,000, $215,000, and $165,581, respectively. The Agreements also provide for disability and retirement income benefits, bonus, and other fringe benefits as may be approved by the Board.

The Corporation and First Federal have also entered into an Agreement with R. Wayne Hall effective December 1, 2006. The agreement will expire September 30, 2009. The Agreement provides for a minimum annual salary of $210,000. This Agreement also provides for disability and retirement income benefits, bonus, and other fringe benefits as may be approved by the Board. Mr. Hall joined the Corporation on December 1, 2006 as Executive Vice President – Financial Management.

The terms of each of the Agreements may be extended for an additional 12 full calendar months upon action of the Boards of the Corporation and First Federal, as appropriate, prior to the respective anniversary dates of the Agreements. Each of the Agreements provides for termination for cause or in certain events specified by Office of Thrift Supervision regulations. The Agreements are also terminable by the Corporation or First Federal without cause except that the affected employee would be entitled to the full amount of salary remaining under the term of the Agreement.

In the event of a change in control (as defined in each Agreement) of the Corporation followed by the involuntary termination of employment (or voluntary termination of employment in certain circumstances) of the executive following the change in control, each Agreement provides for the payment to the employee of the average of the prior five years' salaries for Mr. Hood, Mrs. Baham, Mr. Baarcke and Mr. Ott; and two times the current salary for Mr. Elmore. At September 30, 2006, Mr. Hood, Mrs. Baham, Mr. Baarcke, Mr. Ott and Mr. Elmore would have received approximately $863,868, $689,264, $663,506, $674,739, and $376,050, respectively, if their employment were terminated subsequent to a change in control.

Equity Compensation Plan Information.

The following table summarizes share and exercise price information about the Corporation's equity compensation plans as of September 30, 2006.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans[1]
Equity compensation plans approved by security holders	863,371	$25.30062	821,964
Equity compensation plans not approved by security holders	--	--	--
Total	863,371	$25.30062	821,964

[1]As of September 30, 2006, there were 618,605 shares remaining in the 1997 Stock Option and Incentive Plan, the 2001 Stock Option Plan and the 2005 Stock Option Plan and 147,171 shares remaining in the 2004 DSO. Approximately 20,567 shares were issued in October 2006 from the 2004 DSO and 25,842 were issued in November 2006 from the various stock option plans. All shares remaining available for issuance under the 2004 DSO or the stock options plans will be terminated upon ratification of the 2007 EIP.

AUDIT COMMITTEE MATTERS

The Audit Committee of the Corporation is composed of five independent directors and operates under a written charter adopted by the Board on May 25, 2000, and amended several times, most recently on August 24, 2006. A copy of the amended charter is attached hereto as Appendix A. The charter is also available on the Corporation's website at www.firstfinancialholdings.com. The Audit Committee is responsible for the appointment, compensation and oversight of the Corporation's independent registered public accounting firm.

The Board of Directors has determined that Ronnie M. Givens meets the qualifications of an "audit committee financial expert" in accordance with SEC rules, including meeting the relevant definition of "independent director."

Report of the Audit Committee.

Management is responsible for the Corporation's internal controls, including internal controls over financial reporting, and the preparation and presentation of the financial statements and overall financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Corporation's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon and annually auditing management's assessment of the effectiveness of internal control over financial reporting. The Audit Committee's responsibilities include the following:

- review annual and quarterly financial statements prior to filing or distribution and discuss the results of the annual audit;

- review quarterly Chief Executive Officer/Chief Financial Officer certifications;

- review the qualifications, independence and performance of the independent registered public accounting firm;

- review the operation, organizational structure and qualifications of the internal audit department;

- review significant reports regarding the Corporation prepared by the internal audit department;

- review the Corporation's compliance with applicable laws and regulations;

- review employee and shareholder complaints regarding accounting, audit or internal control issues; and

- approve loans to affiliates.

Thus, in fulfilling its responsibilities, the Audit Committee has met and held discussions with management and the independent registered public accounting firm regarding the financial statements for the year ended September 30, 2006. Management represented to the Audit Committee that the Corporation's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statements of Auditing Standards ("SAS") No. 61, *Communication with Audit Committees,* as amended by SAS No. 90, *Audit Committee Communications.*

The Corporation's independent registered public accounting firm also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and the Audit Committee discussed with the independent registered public accounting firm that firm's independence.

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm and the Audit Committee's review of the representation of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Corporation's Annual Report on Form 10-K for the year ended September 30, 2006, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

> Ronnie M. Givens, Chairman
> Paul G. Campbell, Jr.
> Thomas J. Johnson
> D. Kent Sharples
> Henry M. Swink

Independence and Other Matters.

Each member of the Audit Committee is "independent," as defined under the Nasdaq Marketplace Rules. The Audit Committee members do not have any relationship to the Corporation that may interfere with the exercise of their independence from management and the Corporation. None of the Audit Committee members are current or former officers or employees of the Corporation or its affiliates.

Auditing and Related Fees.

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Corporation's annual financial statements for fiscal 2006 and 2005, and fees billed for other services rendered by KPMG LLP.

	2006	2005
Audit Fees[1]	$ 478,875	$ 513,174
Audit related fees[2]	5,000	4,000
Audit and audit related fees	483,875	517,174
Tax Fees[3]	100,730	145,900
Total fees	$ 584,605	$ 663,074

[1] Audit fees consist of the following:

	2006	2005
Audit of the consolidated financial statements and quarterly reviews	$ 466,875	$ 285,000
Audit of internal control over financial reporting	(a)	225,674
Review of registration statements	--	2,500
Procedures related to legal opinion	12,000	--
Audit of First Southeast Investor Services, Inc.	(b)	(b)
Audit fees	$ 478,875	$ 513,174

(a) In 2006, the audit of internal control over financial reporting is included in the integrated audit of the consolidated financial statements.
(b) Included in the consolidated audit fee for 2006 and 2005.

[2] Audit related fees consisted of fees related to audits of the employee stock purchase plan.

[3] Tax fees consist of tax compliance services and tax consulting services of $83,805 and $16,925, respectively in 2006 and $95,920 and $49,980, respectively, in 2005.

It is the policy of the Audit Committee to pre-approve all auditing services and non-auditing services provided to the Corporation by its independent registered public accounting firm, KPMG LLP, including fees and terms. Pre-approval is typically granted by the full Audit Committee. In considering non-audit services, the Audit Committee will consider various factors, including but not limited to, whether it would be beneficial to have the service provided by the independent registered public accounting firm and whether the service could compromise the independence of the independent registered public accounting firm. The Audit Committee pre-approved all of the engagements for the audit of the Corporation, audit related engagements, tax engagements and other permitted non-audit services of KPMG LLP paid during fiscal 2006 and fiscal 2005.

CORPORATE GOVERNANCE/NOMINATING COMMITTEE MATTERS

The Corporate Governance/Nominating Committee ("Committee") of the Corporation is composed of four directors and operates under a written charter adopted by the Board on September 25, 2003. The charter is available on the Corporation's website at www.firstfinancialholdings.com.

The Committee's responsibilities are to:

- Nominate persons for election or appointment to the Board;

- Assess Board and Committee membership needs; and

- Implement policies and processes regarding corporate governance matters.

Report of the Corporate Governance/Nominating Committee. The Committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board the individuals for nomination as members of the Board. The Committee and the Board expect to create a Board that will demonstrate objectivity and the highest degree of integrity on an individual and collective basis. The Committee considers the needs of the Board and the Corporation in light of the current mix of director skills and attributes. The Committee's evaluation of director candidates includes an assessment of issues and factors regarding an individual's education, business experience, accounting and financial expertise, age, diversity, reputation, civic and community relationships. The Committee also takes into consideration the Board's retirement policy, the ability of directors to devote adequate time to Board and Committee matters, and the Board's belief that a substantial majority of the Board should consist of independent directors. When considering current Board members for nomination for reelection, the Committee also considers prior Board contributions and performance, as well as meeting attendance records.

The Committee seeks the input of the other members of the Board in identifying and attracting director candidates who are consistent with the criteria outlined above. In addition, the Committee may use the service of consultants or a search firm, although it has not done so in the past. The Committee will consider recommendations by the Corporation's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to Dorothy B. Wright, Corporate Secretary, First Financial Holdings, Inc., 2440 Mall Drive, Charleston, South Carolina 29406. Submissions should include information regarding a candidate's background, qualifications, experience and willingness to serve as a director. Based on preliminary assessment of a candidate's qualifications, the Corporate Governance/Nominating Committee may conduct interviews with the candidate and request additional information from the candidate. The Committee uses the same process for evaluating all nominees, including those recommended by shareholders. The Corporate Governance/Nominating Committee did not receive any shareholder nominations this year.

Submitted by the Corporate Governance/Nominating Committee of the Board of Directors:

> James C. Murray, Chairman
> Paula Harper Bethea
> Paul G. Campbell, Jr.
> Henry M. Swink

Independence.

Each member of the Corporate Governance/Nominating Committee is "independent," as defined under the Nasdaq Marketplace Rules. The Committee members do not have any relationship to the Corporation that may interfere with the exercise of their independence from management and the Corporation. None of the Committee members are current or former officers or employees of the Corporation or its affiliates.

The Corporate Governance/Nominating Committee conducted individual evaluations of each member of the Board of Directors during this fiscal year. The evaluation covered independence, preparation, knowledge and expertise, attendance and commitment, shareholder alignment, judgment and skills, and participation and contribution to collective decision-making. No individual member of the Board received a rating of "needs improvement" in any area. The Board continues to review and work for improvement where there are opportunities.

Code of Business Conduct and Ethics.

The Corporation, its affiliates and subsidiaries are committed to maintaining high standards of corporate governance. The Corporation's and First Federal's executive officers and the Board of Directors have worked together to establish a comprehensive set of corporate governance initiatives that they believe will serve the long-term interests of the Corporation's shareholders and employees. These initiatives are

intended to comply with the provisions contained in the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC adopted thereunder, and the Nasdaq Marketplace Rules. The Board will continue to evaluate, and improve the Corporation's and First Federal's corporate governance principles and policies as necessary and as required.

The Corporation has had a written code of conduct for its officers, directors and employees since 1988. On May 25, 2006, the Board of Directors adopted a revised Code of Business Conduct and Ethics for the Corporation's officers (including its senior financial officers), directors and employees. The Code of Business Conduct and Ethics requires the Corporation's officers, directors and employees to maintain the highest standards of professional and ethical conduct. The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of the Code. A copy of the Code of Business Conduct and Ethics is posted on the Corporation's website at www.firstfinancialholdings.com.

COMPENSATION/BENEFITS COMMITTEE MATTERS

Notwithstanding anything *to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933, as amended, or the 1934 Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the following Report of the Compensation/Benefits Committee and performance graph shall not be incorporated by reference into any such filings.*

Report of the Compensation/Benefits Committee.

The Compensation/Benefits Committees of the Boards of the Corporation and First Federal are composed entirely of independent directors. The Corporation's Compensation/Benefits Committee is responsible for establishing and monitoring compensation policies of the Corporation and for reviewing and ratifying the actions of First Federal's Compensation/Benefits Committee.

It is the policy of First Federal that the performance of senior management be evaluated using the same established criteria that are used for its employees and that the salary structure for the executive officers be included in the salary structure of First Federal. The Compensation/Benefits Committees are responsible for evaluating the performance of the Chief Executive Officer of the Corporation and First Federal and setting his compensation, while the Chief Executive Officer of the Corporation and First Federal evaluates the performance of other senior officers of First Federal. Salary increases are recommended to the Compensation/Benefits Committee based on these evaluations. The Compensation/Benefits Committee sets the salaries for the coming year. Members of senior management receive base salaries determined by the responsibilities, skills and experience related to their respective positions.

The Compensation/Benefits Committees' considerations include management skills, long-term performance, shareholder returns, operating results, asset quality, asset-liability management, regulatory compliance, unusual accomplishments, economic conditions, external events that affect the operations of the Corporation and First Federal, the competitiveness of the executive's total compensation and the Corporation's ability to pay an appropriate and competitive salary. Compensation policies must promote the attraction and retention of highly qualified executives and the motivation of these executives to achieve financial and other goals that result in the success of the Corporation and First Federal and the enhancement of long-term shareholder value. Members of senior management are eligible for periodic increases in their base salary as a result of individual performance or significant increases in their duties and responsibilities. The amount and timing of an increase depends upon the individual's performance, position of salary to the competitive market median salary, and the time interval and any added responsibilities since the last salary increase.

In addition to salaries, the Corporation's compensation plan includes Profit Sharing Plan contributions and matching contributions to the 401(k) Plan, both of which are based on the profitability of the Corporation and its subsidiaries. Stock options are also awarded periodically based on performance and length of service. The Compensation/Benefits Committee believes that awards of stock options provide increased motivation to work for the success of the Corporation, thereby increasing personal financial success. All options granted to executives and employees are exercisable at the closing price of the Corporation's stock on the date of grant. Options are awarded at fixed meeting dates.

In September 1996, the Board approved a Management Performance Incentive Compensation Plan that became effective October 1, 1996. The purpose of the Plan is to share the rewards of excellent performance with those managers who provide knowledge and direction to the Corporation and work to accomplish results that are above expectations. Standards of measurement are developed annually, and the Corporation and First Federal must meet the goals as identified in their strategic business plans. Management can receive additional compensation up to 65% of base salary. The Chief Executive Officer's performance incentive compensation is based on an average of all goals achieved by those managers.

Any incentive awards are supplements to annual compensation. No incentive bonus will be awarded for a fiscal year regardless of performance on individual factors if the Corporation's and First Federal's returns on shareholders' equity are less than the approved minimum for that fiscal year. Participants in the plan are limited to management who are responsible for directing functions which have significant impact on the growth and profitability of First Federal and the Corporation.

Periodically, independent compensation consultants are engaged to review the salary levels of all members of management as compared to peers with comparable responsibilities in other companies. Results are reported to the Compensation/Benefits Committee.

During the fiscal year ended September 30, 2006, the base compensation for A. Thomas Hood, President and Chief Executive Officer of the Corporation, was $275,400, which represented a 14.4% increase from the previous fiscal year's base compensation of $240,760. Mr. Hood's total compensation package is outlined in the Summary Compensation Table. Additionally, Mr. Hood drives an automobile supplied by the Corporation and receives benefits given to all full-time employees of the Corporation. Each member of the Compensation/Benefits Committee believes Mr. Hood's current total compensation is not excessive or unreasonable.

Submitted by the Compensation/Benefits Committees of the Boards of Directors:

FIRST FINANCIAL	FIRST FEDERAL
Paula Harper Bethea, Chairman	Paul G. Campbell, Jr., Chairman
Ronnie M. Givens	Richard W. Salmons, Jr.
Thomas J. Johnson	B. Ed Shelley, Jr.
D. Kent Sharples	Hugh L. Willcox, Jr.

Compensation/Benefits Committee Interlocks and Insider Participation.

The Board of the Corporation has a Compensation/Benefits Committee composed of Mrs. Bethea, Mr. Givens, Mr. Johnson and Dr. Sharples. The Compensation/Benefits Committee reviews and ratifies the actions of the Compensation Committee of First Federal. No member of the Compensation/Benefits Committee was an officer or employee of the Corporation or any of its subsidiaries during the year ended September 30, 2006, was formerly an officer or employee of the Corporation or any of its subsidiaries, or had any relationship otherwise requiring disclosure.

Performance Graph. The following graph shows a five year comparison of cumulative total returns for the Corporation, the CRSP Index for Nasdaq Stock Market (U.S. Companies) and the CRSP Peer Group Indices for Nasdaq Savings Institutions and Bank Stocks. *



CRSP Total Returns Index for:	09/2001	09/2002	09/2003	09/2004	09/2005	09/2006
FIRST FINANCIAL HOLDINGS, INC	100.0	121.0	138.9	147.9	150.5	172.3
Nasdaq Stock Market (US Companies)	100.0	78.8	120.0	127.5	145.5	153.5
Nasdaq Savings Institutions Stocks (SIC 6030-6039 US Only)	100.0	124.6	174.7	214.5	226.3	262.7
Nasdaq Bank Stocks (SIC 6020-6029, 6710-6719 US & Foreign)	100.0	105.7	123.0	143.6	150.0	164.0

Notes:
A.   The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B.   The indices are reweighted daily, using the market capitalization on the previous trading day.
C.   If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding day is used.
D.   The index level for all series was set to 100.0 on 9/28/2001.
*Source: Center for Research in Security Prices (CRSP), the University of Chicago Graduate School of Business. Used with permission. All rights reserved.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires certain officers of the Corporation and its directors, and persons who beneficially own more than ten percent of any registered class of the Corporation's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by regulation to furnish the Corporation with copies of all 16(a) forms they file.

Based solely on a review of the reports and written representations it has received, the Corporation believes that during the fiscal year ended September 30, 2006, all filing requirements applicable to its reporting officers, directors and greater than ten percent beneficial owners were properly and timely complied with, except for a report filed by Hugh L. Willcox, Jr., a Director of First Federal. Mr. Willcox filed a Form 4, Statement of Change in Beneficial Ownership of Securities, on August 7, 2006, for transactions dated January 12, 2006 selling 119 shares, February 15, 2006 selling 100 shares; and February 24, 2006 purchasing 288 shares through the Corporation's dividend reinvestment plan.

TRANSACTIONS WITH MANAGEMENT

James L. Rowe is a former principal of Kinghorn Insurance Agency ("Kinghorn"). The Corporation purchased the Hilton Head Island, Bluffton and Ridgeland operations of Kinghorn in May 2001. In connection with the transaction, Mr. Rowe, as a 60 percent owner of Kinghorn, received approximately $5.2 million, or 60 percent, of the purchase price. In addition to the purchase price, Mr. Rowe also received from the Corporation a potential payment for a period of four years following the closing of the acquisition of up to $258,750 at the end of each year, based on certain performance criteria. The amount paid to Mr. Rowe by the Corporation in fiscal 2005 ($258,750) was the final payment.

Operating as Kinghorn Insurance Services, Inc., the agency is a subsidiary of the Corporation's insurance subsidiary, First Southeast Insurance Services, Inc. Mr. Rowe entered into an Employment Agreement with First Southeast Insurance Services effective as of the close of the transaction. The agreement had a term of four years, and provided for a base annual salary of approximately $159,900 and for participation in certain benefit programs of the Corporation. The agreement was extended to expire September 30, 2007.

Applicable laws and regulations require that all loans or extensions of credit by First Federal to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons (unless the loan or extension of credit is made under a benefit program generally available to all employees and does not give preference to any insider over any employee) and does not involve more than the normal risk of repayment or present other unfavorable features. First Federal has adopted policies that comply with these provisions.

PROPOSAL II – RATIFICATION OF ADOPTION OF 2007 EQUITY INCENTIVE PLAN

On October 26, 2006, the Board of Directors of the Corporation adopted, subject to shareholder approval, the First Financial Holdings, Inc. 2007 EIP.

The purpose of the 2007 EIP is to promote the long-term growth and profitability of the Corporation, to provide directors, officers and employees of the Corporation and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence and to provide such individuals with an equity interest in the Corporation.

The Corporation presently maintains the 1997 Stock Option and Incentive Plan, the 2001 Stock Option Plan and the 2005 Stock Option Plan for the benefit of participating officers and employees, and the 2004 DSO. As of November 27, 2006, 777,108 shares were available for the grant of options under these existing

plans. **However, upon shareholder approval of the 2007 EIP, no more options will be granted under these Plans.** The Corporation believes that a comprehensive stock compensation program is an important element of the Corporation's overall incentive compensation strategy and the adoption of the 2007 EIP will assist the Corporation in meeting the objectives of such strategy.

The following summary is a brief description of the material features of the 2007 EIP. **This summary is qualified in its entirety by reference to the 2007 EIP, a copy of which is attached as Exhibit B.**

Summary of the 2007 EIP

Type of Awards. The 2007 EIP provides for the grant of incentive stock options ("ISOs"), within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended ("Code"), non-qualified stock options ("NQSOs"), stock appreciation rights ("SARs"), and restricted stock awards ("RSAs").

Administration.   The 2007 EIP will be administered by a committee appointed by the Board of Directors, which will consist of at least two members, each of whom is a "Non-Employee Director," an "Outside Director" and an "Independent Director," as those terms are described in the 2007 EIP. The Committee will select persons to receive stock options and RSAs from among the eligible participants; determine the types of awards and the number of shares to be awarded to participants; set the terms, conditions and provisions of the stock options and RSAs consistent with the terms of the 2007 EIP; and establish rules for the administration of the 2007 EIP.

The Committee has the power to interpret the 2007 EIP and to make all other determinations necessary or advisable for its administration.

Participants. The Committee may grant awards under the 2007 EIP to directors (active and emeritus) and officers and employees of the Corporation and its affiliates. The Committee will select persons to receive awards among the eligible participants and determine the number of shares for each award granted. Only officers and employees may be granted ISOs. There are approximately 933 individuals who are eligible to receive performance awards under the 2007 EIP. Under criteria previously used, approximately 541 are currently eligible to receive service awards over the life of the 2007 EIP.

In granting awards under the 2007 EIP, the Committee will consider, among other factors, the position and years of service of the individual, the value of the individual's services to the Corporation and its subsidiaries and the added responsibilities of these individuals as employees, directors and officers of a public company.

Number of Shares of Common Stock Available. The Corporation has reserved 900,000 shares of common stock for issuance under the 2007 EIP in connection with the exercise of awards. Shares representing tandem SARs are counted as either shares representing options outstanding or SARs outstanding, but not as both. The maximum aggregate number of shares which may be issued upon exercise of options and SARs is 675,000 shares, and the maximum aggregate number of shares which may be issued upon exercise of options and SARs to any one individual in any calendar year shall be 10,000 shares. The maximum number of shares which may be issued upon award or vesting of RSAs under the 2007 EIP is 225,000 shares and the maximum aggregate number of shares which may be issued upon award or vesting of RSAs to any one individual in any calendar year shall be 3,000 shares.

Shares of common stock to be issued under the 2007 EIP will be either authorized but unissued shares, or reacquired shares held by the Corporation in its treasury. To the extent the Corporation utilizes authorized but unissued shares to fund the 2007 EIP the interests of current shareholders will be diluted. If the 2007 EIP is ratified and the previously mentioned plans are retired, and all options are granted through the use of authorized but unissued common stock, current shareholders would be diluted by approximately 7.5% based on the number of shares outstanding on November 27, 2006. Dilution, as of the same date under the

previously mentioned Plans, would be 6.4% so the net effect of approval of the 2007 EIP is 1.1% dilution. Any shares subject to an award which expires or is terminated unexercised will again be available for issuance under the 2007 EIP.

Shares awarded under the 2007 EIP will be proportionately adjusted by the Board in the event of a reorganization, recapitalization, stock split, stock dividend, combination or exchange of shares, merger, consolidation or other change in corporate structure or the common stock of the Corporation, so that the value of the adjusted shares are the same as the value of the shares before adjustment.

Stock Option Grants.

A participant who is granted a stock option has the right to acquire the stock that is the subject of the option at the stated exercise price, at such time and subject to such conditions as stated in the 2007 EIP.

The exercise price of each ISO or NQSO will be at least equal to the fair market value of a share of common stock on the date of the grant. The aggregate fair market value of ISO shares granted to any employee that may be exercisable for the first time by that employee during any calendar year (under all stock options plans of the Corporation and its subsidiaries) may not exceed $100,000.

The exercise price of an option may be paid in cash, in the form of shares already owned by the option holder for at least six months and having an aggregate fair market value equal to the aggregate exercise price to be paid, or by a combination of these methods, as and to the extent permitted by the Committee.

Under the 2007 EIP, no ISO is transferable other than by will or the laws of descent and distribution. NQSOs are transferable by will, the laws of descent or a "qualified domestic relations order," as defined in the 2007 EIP, or a gift to any member of the participant's immediate family or to a trust for the benefit of one or more of such immediate family members if such gift is approved by the committee administering the 2007 EIP.

Options may become exercisable in full at the time of grant or at such other times and in such installments as may be specified in the 2007 EIP or a participant's option agreement. Options may be exercised during periods before or after the participant terminates employment, as the case may be, to the extent authorized by the Board or specified in the 2007 EIP. Generally, subject to a participant's option agreement, NQSOs may be exercised for up to one year after the participant's termination of service, disability or death. ISOs may be exercised for three months after the participant's termination of service, unless such termination is on account of disability or death, in which case the ISO may be exercised for an additional year. No options may be exercised after a termination for cause. An option may not be exercised more than seven years after it is granted.

Stock options granted and outstanding will require an expense accrual by the Corporation each quarter based on the anticipated value of the options. This valuation is based on a number of factors, including the vesting period for the options, the exercise price and the fair market value of the common stock.

Prohibition Against Option Repricing. Neither the Committee nor the Board may amend or modify the exercise price of any such option granted under the 2007 EIP, or cancel such option at a time when the exercise price is less than the fair market value of the shares, in exchange for another option or award.

Stock Appreciation Rights.

The Committee may grant SARs, which give the recipient of the award the right to receive the excess of the market value of the shares represented by the SARs on the date exercised over the exercise price. The exercise price of a SAR may not be less than the fair market value of the common stock to which the SAR relates on the date the SAR is granted. Upon the exercise of a SAR, the holder will receive the amount due in shares of Corporation common stock. SARs may be related to stock options ("tandem stock appreciation

rights"), in which case the exercise of one award will reduce to that extent the number of shares represented by the other award.

SARs may become exercisable in full at the time of grant or at such other times and in such installments as may be specified in the 2007 EIP or a participant's SAR agreement. Unless otherwise determined by the Committee or set forth in the written award agreement evidencing the grant of the SAR, upon termination of service of the participant for any reason other than cause, all SARs then currently exercisable by the participant shall remain exercisable for one year for termination due to death or disability or three months for any other termination of service, or until the expiration of the SAR by its terms, if sooner. However, a SAR may not be exercised more than seven years after it is granted.

A SAR is not transferable by the holder other than by will or the laws of descent and distribution, or pursuant to the terms of a qualified domestic relations order. However, a participant may apply to the committee for approval to transfer all or any portion of an unexercised SAR to the participant's family member.

Neither the Committee nor the Board has the right or authority following the grant of a SAR pursuant to the 2007 EIP to amend or modify the exercise price of such SAR or to cancel the SAR at a time when the exercise price is less than the fair market value of the shares, in exchange for another SAR or award.

Stock appreciation rights will require an expense accrual by the Corporation each year for the appreciation on the SARs that it anticipates will be exercised. The amount of the accrual is dependent upon whether, and the extent to which, the SARs are granted and the amount, if any, by which the market value of the SARs exceed the exercise price.

Restricted Stock Awards

The Committee is authorized to grant restricted stock, which are shares of the Corporation's common stock subject to forfeiture and limits on transfer until the shares vest.

The Committee will establish a restricted period, subject to acceleration as described below under "Acceleration of Vesting," during which, or at the expiration of which, the RSAs vest and shares of common stock awarded shall no longer be subject to forfeiture or restrictions on transfer.

Once vested the recipient of restricted stock will have all the rights of a shareholder, including the power to vote and the right to receive dividends with respect to those shares. Shares of restricted stock generally may not be sold, assigned, transferred, pledged or otherwise encumbered by the participant during the unvested period.

The Committee has the right to determine any other terms and conditions, not inconsistent with the 2007 EIP, upon which a restricted stock award shall be granted.

Dividends on restricted stock shares will be paid to the restricted stock recipient at the same time that other shareholders of the Corporation receive the dividend.

Acceleration of Vesting

Upon a change in control of the Corporation or upon the termination of the award recipient's service due to death or disability, all unvested awards under the 2007 EIP vest as of the date of that change in control or termination.

Subject to compliance with applicable federal laws and regulations, the Committee also has the authority, in its discretion, to accelerate the time at which any or all of the restrictions will lapse with respect to any awards, or to remove any or all of such restrictions, whenever it may determine that this action is

appropriate by reason of changes in applicable tax or other laws or other changes in circumstances occurring after the grant date.

Tax Withholding Rights. Where any person is entitled to receive shares, the Corporation may require that person to pay to the Corporation or any of its affiliates the amount of any tax which the Corporation is required to withhold with respect to the shares, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of shares to cover the minimum amount required to be withheld.

Amendment and Termination of the Plan

Awards may be granted under the 2007 EIP for 10 years, after which no further awards may be granted. The Board of Directors may at any time amend, suspend or terminate the 2007 EIP or any portion thereof, except to the extent shareholder approval is necessary or required for purposes of any applicable federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted. Shareholder approval will generally be required with respect to an amendment to the 2007 EIP that will: (a) increase the aggregate number of securities that may be issued under the 2007 EIP, except as specifically set forth under the 2007 EIP; (b) materially increase the benefits accruing to participants under the 2007 EIP; (c) materially change the requirements as to eligibility for participation in the 2007 EIP; or (d) change the class of persons eligible to participate in the 2007 EIP. No amendment, suspension or termination of the 2007 EIP, however, will impair the rights of any participant, without his or her consent, in any award already granted.

Federal Income Tax Consequences

Stock Options. Under current federal tax law, the grant of a NQSO under the 2007 EIP will not result in any taxable income to the optionee at the time of grant, or any tax deduction to the Corporation. Upon the exercise of a NQSO, the excess of the market value of the shares acquired with the option over the exercise price is taxable to the optionee as compensation income and is generally deductible by the Corporation. The optionee's tax basis for the shares is the market value of the shares at the time of exercise.

Neither the grant nor the exercise of an ISO under the 2007 EIP will result in any federal tax consequences to either the optionee or the Corporation. However, the difference between the market price on the date of exercise and the exercise price is an item of adjustment included for purposes of calculating the optionee's alternative minimum tax. Except as described below, when the optionee sells shares acquired pursuant to the exercise of an ISO, the excess of the sale price over the exercise price will qualify as a long-term capital gain. If the optionee disposes of the shares acquired with the ISO within two years of the date of grant or within one year of the date of exercise, an amount equal to the lesser of (a) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (b) the difference between the exercise price and the sale price will be taxed as ordinary income and the Corporation will be entitled to a deduction in the same amount. The excess, if any, of the sale price over the sum of the exercise price and the amount taxed as ordinary income will qualify as long-term capital gain if the applicable holding period is satisfied. If the optionee exercises an ISO more than three months after his or her termination of employment, he or she generally is deemed to have exercised a NQSO. The time frame in which to exercise an ISO is extended in the event of the death or disability of the optionee.

SARs. The exercise of a SAR will result in the recognition of ordinary income by the recipient on the date of exercise in an amount equal to the cash and/or the fair market value of the shares acquired pursuant to the exercise. The Corporation will be entitled to a corresponding deduction.

Restricted Stock. Recipients of restricted shares granted under the 2007 EIP will recognize ordinary income on the date that the shares are no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of the shares on that date. In certain circumstances, a holder may elect to recognize ordinary income and determine the fair market value on the date of the grant of the restricted stock.

Recipients of shares granted under the 2007 EIP will also recognize ordinary income equal to their dividend or dividend equivalent payments when these payments are received.

New Plan Benefits.

Although the Corporation anticipates that option grants will be made to directors, officers and employees following the effective date and during the term of the 2007 EIP, no specific determinations have been made regarding the timing, recipients, size or terms of individual awards.

Board of Directors' Recommendation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPROVAL OF THE 2007 EIP.

SHAREHOLDER PROPOSALS

Article II, Section 15 of the Corporation's Bylaws provides that any new business to be taken up at the Meeting shall be stated in writing and filed with the Secretary of the Corporation in accordance with the provisions of the Corporation's Certificate of Incorporation. Article XI of the Certificate of Incorporation provides that notice of a shareholder's intent to make a nomination or present new business at the Meeting must be given not less than 30 days nor more than 60 days prior to the date of the Meeting; provided, however, that if less than 31 days notice of the Meeting is given to shareholders by the Corporation, such notice shall be delivered or mailed to the Secretary of the Corporation not later than the close of the tenth day following the day on which notice of the Meeting was mailed to shareholders. If properly made, such nominations or new business shall be considered by shareholders at the Meeting.

In order to be eligible for inclusion in the Corporation's proxy materials for next year's Annual Meeting of Shareholders, any shareholder proposal to take action at such meeting must be received by Dorothy B. Wright, Corporate Secretary, First Financial Holdings, Inc., 2440 Mall Drive, Charleston, South Carolina 29406, no later than August 17, 2007. Any such proposals shall be subject to the requirements of the proxy rules adopted under the 1934 Act.

OTHER MATTERS

We will also reimburse brokers and other nominees for their expenses in sending these materials to you and obtaining your voting instructions. We have engaged Georgeson, Inc. to assist in distributing proxy materials and contacting record and beneficial owners of the Corporation's common stock, and have agreed to pay a fee of $7,500, excluding out-of-pocket expenses, for its services to be rendered on behalf of the Corporation.

The Board is not aware of any business to come before the Meeting other than the matters described above in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies. The cost of solicitation of proxies will be borne by the Corporation. In addition to solicitations by mail, directors, officers and regular employees of the Corporation may solicit proxies personally or telephone without additional compensation.

The Board has established a process for shareholders and other interested parties to communicate directly with the Chairman of the Board or with the non-management directors individually or as a group. Any shareholder or other interested party who desires to contact one or more of the Corporation's directors, including the Board's Chairman, may send a letter to the following address:

Board of Directors (or Chairman or name of individual director)
c/o Dorothy B. Wright, Corporate Secretary
First Financial Holdings, Inc.
2440 Mall Drive
Charleston, SC 29406

All such communications will be forwarded to the appropriate director or directors specified in such communications as soon as practicable.

In addition, any shareholder or interested party who has any concerns or complaints relating to accounting, internal accounting controls or auditing matters, may contact the Audit Committee by writing the following address:

First Financial Holdings, Inc. Audit Committee
c/o Dorothy B. Wright, Corporate Secretary
First Financial Holdings, Inc.
2440 Mall Drive
Charleston, SC 29406

ANNUAL REPORT TO SHAREHOLDERS

A copy of the Annual Report to Shareholders and the Annual Report on Form 10-K for the fiscal year ended September 30, 2006 are being mailed to each address of record as of the close of business on the Voting Record Date together with these proxy materials. **THE ANNUAL REPORT ON FORM 10-K AND THE ANNUAL REPORT TO SHAREHOLDERS ARE NOT A PART OF THE CORPORATION'S PROXY SOLICITING MATERIAL.**

BY ORDER OF THE BOARD OF DIRECTORS



Dorothy B. Wright
Corporate Secretary

Charleston, South Carolina
December 15, 2006

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FIRST FINANCIAL HOLDINGS, INC.
AUDIT COMMITTEE CHARTER
August 24, 2006

Purpose of the Audit Committee

Members of the Audit Committee ("Committee") of First Financial Holdings, Inc. ("Corporation") are nominated by the Corporate Governance / Nominating Committee and appointed by the Board of Directors of the Corporation ("Board of Directors"). The Committee assists the Board of Directors in overseeing:

♦ The accounting and financial reporting processes of the Corporation and the audits of the Corporation's financial statements

♦ The integrity of the financial statements of the Corporation

♦ The systems of internal accounting and financial controls

♦ The external auditor's qualifications and independence

♦ The performance of the internal audit department and the external auditors

♦ The compliance by the Corporation with legal and regulatory requirements

Composition of the Committee

Committee members shall meet the requirements of the NASDAQ Stock Market, Inc. Marketplace Rules ("NASDAQ") and the Securities and Exchange Commission ("SEC"), as such requirements are interpreted by the Board of Directors in its business judgment. The Committee shall be comprised of at least three members, each of whom shall be independent non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment. No member of the Committee shall have participated in the preparation of the financial statements of the Corporation (or any of its subsidiaries) in the past three years. All members of the Committee shall have a basic understanding of financial and accounting matters and be able to read and understand fundamental financial statements, including the Corporation's balance sheet, income statement and cash flow statement, and at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The Board of Directors may designate at least one Committee member as an "audit committee financial expert" as the SEC defines that term and as the Board interprets such qualification in its business judgment consistent with such definition.

If a Committee member ceases to be independent for reasons outside the Committee member's reasonable control, his or her membership on the Committee may continue until the earlier of the Corporation's next annual shareholders' meeting or one year from the occurrence of the event that caused the failure to qualify as independent. The Corporation shall provide notice to NASDAQ immediately upon learning of the event or circumstance that caused the non-compliance.

The members of the Committee shall be appointed by the Board of Directors and may be replaced by the Board of Directors as it deems necessary.

Committee Meetings

The Committee shall meet at least seven times each year, and more frequently as circumstances dictate. The Committee Chairman (with input from Committee members, management, and key Committee advisors) shall prepare and/or approve an agenda in advance of each meeting. The Committee shall meet periodically in separate executive sessions with management, the senior internal audit executive and the external auditor and have such other direct and independent interaction with such persons from time to time as the members of the Committee deem appropriate. The Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or external auditor to attend a Committee meeting or to meet with any members of, or consultants to, the Committee.

A majority of the members of the Committee will constitute a quorum. Any act of a majority of the members present at any meeting at which a quorum is present shall be an act of the Committee.

Committee Authority and Responsibilities

The Committee shall have the sole authority to appoint, determine funding for, oversee and terminate the Corporation's external auditors. The Committee shall be directly responsible for the compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Committee.

The Committee shall pre-approve all auditing services, internal control-related services and permitted non-audit services (including the fees and terms thereof) to be performed for the Corporation by its external auditor, subject to the *de minimis* exception for non-audit services that are approved by the Committee prior to the completion of the audit. The Committee shall review and discuss with the external auditor any documentation supplied by the external auditor as to the nature and scope of any tax services to be approved, as well as the potential effects of the provision of such services on the external auditor's independence. The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Committee for ratification at its next scheduled meeting.

The Committee shall have the authority (to the extent it deems necessary or appropriate) to engage and determine funding for independent legal, accounting or other advisors with funding provided by the Corporation. The Corporation shall provide for appropriate funding (as determined by the Committee) for payment of (a) compensation to the external auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) compensation to any advisor referred to in the immediately preceding sentence, and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall make regular reports to the Board of Directors. The Committee shall review and reassess the adequacy of this Audit Committee Charter ("Charter") annually and recommend any proposed changes to the Board of Directors for approval. The Charter shall be published in accordance with SEC regulations.

The Committee shall:

Financial Statement and Disclosure Matters

1.   Prior to filing the Corporation's Annual Report on Form 10-K ("Form 10-K"), review and discuss with management and the external auditor the annual audited financial statements and the disclosures made in management's discussion and analysis, and recommend to the Board of Directors whether the audited financial statements should be included in the Corporation's Form 10-K.

2.   Prior to filing the Corporation's Quarterly Reports on Form 10-Q ("Form 10-Q"), review and discuss with management and the external auditor the Corporation's quarterly financial statements, including the results of the external auditor's review of the quarterly financial statements, and the disclosures made in management's discussion and analysis.

3.   Discuss with management and the external auditor significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles.

4.   Review and discuss with management and the external auditor any major issues as to the adequacy of the Corporation's internal controls, any special steps adopted in light of material control deficiencies and the adequacy of disclosures about changes in internal control over financial reporting.

5.   Review and discuss with management, the senior internal audit executive, and the external auditor the Corporation's internal controls report and the external auditor's attestation of the report prior to the filing of the Corporation's Form 10-K.

6.   Review and discuss the Corporation's Form 10-K with the external auditors regarding:

   a.   all critical accounting policies and practices to be used;

   b.   all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and

   c.   other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

7.   Review and discuss with management the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussions generally should consist of discussing the types of information to be disclosed in the release and the types of presentations to be included in the release.

8.   Discuss with management any material legal proceedings and contingent liabilities that need to be disclosed.

9.   Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

10. Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

11. Discuss with the external auditor the matters required to be discussed by Statement of Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

12. Review disclosures made to the Committee by the Corporation's CEO and CFO during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.

13. Ensure that a public announcement of the Corporation's receipt of an audit opinion that contains a going concern qualification is made promptly.

14. Prepare the Audit Committee Report for inclusion in the Corporation's annual meeting proxy statement, consulting with the Corporation's legal counsel, if necessary.

Oversight of the Corporation's Relationship with the External Auditor

15. Review and evaluate the qualifications of the lead partner of the external audit team.

16. Obtain and review a report from the external auditor at least annually regarding (a) the external auditor's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to one or more independent audits carried out by the firm and (c) any steps taken to address any such issues. Evaluate the qualifications, performance and independence of the external auditor, including whether the external auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the external auditor's independence, and taking into account the opinions of management and internal auditors. The Committee shall present its conclusions with respect to the external auditor to the Board of Directors.

17. Obtain from the external auditor a formal written statement delineating all relationships between the external auditor and the Corporation. It is the responsibility of the Committee to actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for purposes of taking, or recommending that the full Board of Directors take, appropriate action to oversee the independence of the external auditor.

18. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

19. Recommend to the Board of Directors, policies for the Corporation's hiring of employees or former employees of the external auditor.

20. Meet with the external auditor prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Corporation's Internal Audit Department

21. Review the appointment, performance, and replacement of the senior internal audit executive.

22. Review the significant reports to management prepared by the internal audit department and management's responses.

23. Discuss with the external auditor and management the internal audit department responsibilities, budget and staffing and any recommended changes in the planned scope of the internal audit.

Compliance Oversight Responsibilities

24. Obtain from the external auditor assurance that if it detects or becomes aware of any illegal act, to assure that the Committee is adequately informed and to provide a report if the external auditor has reached specified conclusions with respect to such illegal acts.

25. Obtain reports from management, the senior internal audit executive, and the external auditor that the Corporation and any subsidiaries are in conformity with applicable legal requirements and the Corporation's *Code of Business Conduct and Ethics*. Advise the Board of Directors with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations and with the Corporation's *Code of Business Conduct and Ethics*.

26. Review and approve, if appropriate, all related party transactions.

27. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

28. Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting policies.

29. Discuss with the Corporation's legal counsel legal matters that may have a material impact on the financial statements and the Corporation's compliance policies.

Limitation of Audit Committee's Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditor. Each member of the Committee shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom and from which he or she receives information and the accuracy of the financial and other information provided to the Committee by such persons or organizations, absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors).

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FIRST FINANCIAL HOLDINGS, INC.

2007 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

First Financial Holdings, Inc.
2007 Equity Incentive Plan

ARTICLE I
PURPOSE

Section 1.1   General Purpose of the Plan.

The purpose of the Plan is to promote the long-term growth and profitability of First Financial Holdings, Inc., to provide directors, officers and employees of First Financial Holdings, Inc. and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence and to provide such individuals with an equity interest in First Financial Holdings, Inc..

ARTICLE II
DEFINITIONS

The following definitions shall apply for the purposes of this Plan, unless a different meaning is plainly indicated by the context:

Affiliate means any "parent corporation" or "subsidiary corporation" of the Company, as those terms are defined in Section 424(e) and (f) respectively, of the Code.

Award means the grant by the Committee of an Incentive Stock Option, a Non-Qualified Stock Option, a Stock Appreciation Right, a Restricted Stock Award or any other benefit under this Plan.

Award Agreement means a written instrument evidencing an Award under the Plan and establishing the terms and conditions thereof.

Beneficiary means the Person designated by a Participant to receive any Shares subject to a Restricted Stock Award made to such Participant that become distributable, or to have the right to exercise any Options or Stock Appreciation Rights granted to such Participant that are exercisable, following the Participant's death.

Board means the Board of Directors of First Financial Holdings, Inc. and any successor thereto.

Change in Control means any of the following events:

(a)   any third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner of shares of the Company with respect to which 25% or more of the total number of votes for the election of the Board may be cast;

(b)   as a result of, or in connection with, any cash tender offer, merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Company shall cease to constitute a majority of the Board;

(c)   the shareholders of the Company approve an agreement providing either for a transaction in which the Company will cease to be an independent publicly owned corporation or for a sale or other disposition of all or substantially all the assets of the Company; or

(d)   a tender offer or exchange offer for 25% or more of the total outstanding Shares of the Company is commenced (other than such an offer by the Company).

Code means the Internal Revenue Code of 1986, as amended from time to time.

Committee means the Committee described in Article IV.

Company means First Financial Holdings, Inc., a Delaware corporation, and any successor thereto.

Disability means a condition of incapacity of a Participant which renders that person unable to engage in the performance of his or her duties by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. Notwithstanding the above, the term Disability in connection with Incentive Stock Options shall have the meaning specified in Section 22(e)(3) of the Code.

Effective Date means January 25, 2007, the date on which the Plan is approved by the shareholders of First Financial Holdings, Inc.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Exercise Period means the period during which an Option or Stock Appreciation Right may be exercised.

Exercise Price means the price per Share at which Shares subject to an Option may be purchased upon exercise of the Option and on the basis of which the Shares due upon exercise of a Stock Appreciation Right is computed.

Fair Market Value means, with respect to a Share on a specified date:

(a)   If the Shares are listed on any established stock exchange or traded on the Nasdaq Global Select Market, Nasdaq Global Market or the Nasdaq SmallCap Market, the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the Composite Tape or other comparable reporting system for the exchange or market on the applicable date, or if the applicable date is not a trading day, on the trading day immediately preceding the applicable date;

(b)   If the Shares are not traded on a national securities exchange but are traded on the over-the-counter market, if sales prices are not regularly reported for the Shares for the trading day referred to in clause (a), and if bid and asked prices for the Shares are regularly reported, the mean between the bid and the asked price for the Shares at the close of trading in the over-the-counter market on the applicable date, or if the applicable date is not a trading day, on the trading day immediately preceding the applicable date; and

(c)   In the absence of such markets for the Shares, the Fair Market Value shall be determined in good faith by the Committee.

Family Member means with respect to any Participant:

(a)   the lineal ascendants and lineal descendants of such Participant or his spouse, or any one or more of them, or

(b)   an entity wholly owned by, including, but not limited to, a trust the exclusive beneficiaries of which are, one or more of the lineal ascendants or lineal descendants of such Participant or his spouse, or wholly owned jointly by one or more of them and the Participant.

Incentive Stock Option means a right to purchase Shares that is granted to an employee of the Company or any Affiliate that is designated by the Committee to be an Incentive Stock Option and that is intended to satisfy the requirements of Section 422 of the Code.

Non-Qualified Stock Option means a right to purchase Shares that is not intended to qualify as an Incentive Stock Option or does not satisfy the requirements of Section 422 of the Code.

Option means either an Incentive Stock Option or a Non-Qualified Stock Option.

Option Holder means, at any relevant time with respect to an Option, the person having the right to exercise the Option.

Participant means any director, officer or employee of the Company or any Affiliate who is selected by the Committee to receive an Award.

Permitted Transferee means, with respect to any Participant, a Family Member of the Participant to whom an Award has been transferred as permitted hereunder.

Person means an individual, a corporation, a partnership, a limited liability company, an association, a joint-stock company, a trust, an estate, an unincorporated organization and any other business organization or institution.

Plan means the First Financial Holdings, Inc. 2007 Equity Incentive Plan, as amended from time to time.

Qualified Domestic Relations Order means a Domestic Relations Order that:

(a)   clearly specifies:

    (i)   The name and last known mailing address of the Option Holder and of each person given rights under such Domestic Relations Order;

    (ii)   the amount or percentage of the Option Holder's benefits under this Plan to be paid to each person covered by such Domestic Relations Order;

    (iii)   the number of payments or the period to which such Domestic Relations Order applies; and

    (iv)   the name of this Plan; and

(b)   does not require the payment of a benefit in a form or amount that is:

    (i)   not otherwise provided for under the Plan; or

    (ii)   inconsistent with a previous Qualified Domestic Relations Order.

For the purposes of this Plan, a "Domestic Relations Order" means a judgment, decree or order, including the approval of a property settlement, that is made pursuant to a state domestic relations or community property law and relates to the provision of child support, alimony payments or marital property rights to a spouse, child or other dependent of a Participant.

Restricted Stock Award means an award of Shares or Share Units pursuant to Article VII.

Service means, unless the Committee provides otherwise in an Award Agreement, service in any capacity as a director, officer or employee of the Company or any Affiliate.

Share means a share of common stock, par value $.01 per share, of First Financial Holdings, Inc.

Share Unit means the right to receive a Share at a specified future date.

Stock Appreciation Right means the right to receive a payment in Shares measured by the increase in the Fair Market Value of a Share over the Exercise Price of that Stock Appreciation Right.

Stock Appreciation Right Holder means, at any relevant time with respect to a Stock Appreciation Right, the person having the right to exercise the Stock Appreciation Right.

Termination for Cause means termination upon an intentional failure to perform stated duties, a breach of a fiduciary duty involving personal dishonesty which results in material loss to the Company or one of its Affiliates or a willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or a final cease-and-desist order which results in material loss to the Company or one of its Affiliates. Notwithstanding the above, if a Participant is subject to a different definition of termination for cause in an employment or severance or similar agreement with the Company or any Affiliate, such other definition shall control.

Vesting Date means the date or dates on which the grant of an Option or Stock Appreciation Right is eligible to be exercised or the date or dates on which a Restricted Stock Award ceases to be forfeitable.


ARTICLE III
AVAILABLE SHARES


Section 3.1   Shares Available Under the Plan.

Subject to adjustment under Article IX, the maximum aggregate number of Shares representing Awards shall not exceed 900,000 Shares. Shares representing tandem Stock Appreciation Rights shall for such purpose only be counted as either Shares representing Options outstanding or Stock Appreciation Rights outstanding, but not as both.

Section 3.2   Shares Available for Options and Stock Appreciation Rights.

Subject to adjustment under Article IX and the limitations under Section 3.4 below, the maximum aggregate number of Shares which may be issued upon exercise of Options and Stock Appreciation Rights shall be 675,000 Shares, and the maximum aggregate number of Shares which may be issued upon exercise of Options and Stock Appreciation Rights to any one individual in any calendar year shall be 10,000 Shares.

Section 3.3   Shares Available for Restricted Stock Awards.

Subject to adjustment under Article IX and the limitations under Section 3.4 below, the maximum number of Shares which may be issued upon award or vesting of Restricted Stock Awards under the Plan shall be 225,000 Shares and the maximum aggregate number of Shares which may be issued upon award or vesting of Restricted Stock Awards to any one individual in any calendar year shall be 3,000.

Section 3.4   **Computation of Shares Issued.**

For purposes of this Article III, Shares shall be considered issued pursuant to the Plan only if actually issued upon the exercise of an Option or Stock Appreciation Right or in connection with a Restricted Stock Award. Any Award subsequently forfeited, in whole or in part, shall not be considered issued.

ARTICLE IV
ADMINISTRATION

Section 4.1   **Committee.**

(a)   The Plan shall be administered by a Committee appointed by the Board for that purpose and consisting of not less than three (3) members of the Board. Each member of the Committee shall be an "Outside Director" within the meaning of Section 162(m) of the Code or a successor rule or regulation, a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3)(i) under the Exchange Act or a successor rule or regulation and an "Independent Director" under the corporate governance rules and regulations imposing independence standards on committees performing similar functions promulgated by any national securities exchange or quotation system on which Shares are listed.

(b)   The act of a majority of the members present at a meeting duly called and held shall be the act of the Committee. Any decision or determination reduced to writing and signed by all members shall be as fully effective as if made by unanimous vote at a meeting duly called and held.

(c)   The Committee's decisions and determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.

Section 4.2   **Committee Powers.**

Subject to the terms and conditions of the Plan and such limitations as may be imposed by the Board, the Committee shall be responsible for the overall management and administration of the Plan and shall have such authority as shall be necessary or appropriate in order to carry out its responsibilities, including, without limitation, the authority:

(a)   to interpret and construe the Plan, and to determine all questions that may arise under the Plan as to eligibility for participation in the Plan, the number of Shares subject to Awards to be issued or granted, and the terms and conditions thereof;

(b)   with the consent of the Participant, to the extent deemed necessary by the Committee, amend or modify the terms of any outstanding Award or accelerate or defer the Vesting Date thereof;

(c)   to adopt rules and regulations and to prescribe forms for the operation and administration of the Plan; and

(d)   to take any other action not inconsistent with the provisions of the Plan that it may deem necessary or appropriate.

All decisions, determinations and other actions of the Committee made or taken in accordance with the terms of the Plan shall be final and conclusive and binding upon all parties having an interest therein.

ARTICLE V
STOCK OPTIONS

Section 5.1   **Grant of Options.**

(a)   Subject to the limitations of the Plan, the Committee may, in its discretion, grant to a Participant an Option to purchase Shares. An Option must be designated as either an Incentive Stock Option or a Non-Qualified Stock Option and, if not designated as either, shall be a Non-Qualified Stock Option. Only officers and employees of the Company or its Affiliates may receive Incentive Stock Options.

(b)   Any Option granted shall be evidenced by an Award Agreement which shall:

    (i)   specify the number of Shares covered by the Option;

    (ii)   specify the Exercise Price;

    (iii)   specify the Exercise Period;

    (iv)   specify the Vesting Date; and

    (v)   contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

Section 5.2   **Size of Option.**

Subject to the restrictions of the Plan, the number of Shares as to which a Participant may be granted Options shall be determined by the Committee, in its discretion.

Section 5.3   **Exercise Price.**

The price per Share at which an Option may be exercised shall be determined by the Committee, in its discretion, *provided, however,* that the Exercise Price shall not be less than the Fair Market Value of a Share on the date on which the Option is granted.

Section 5.4   **Exercise Period.**

The Exercise Period during which an Option may be exercised shall commence on the Vesting Date. It shall expire on the earliest of:

(a)   the date specified by the Committee in the Award Agreement;

(b)   for Non-Qualified Stock Options, the last day of the one year period commencing on the date of the Participant's termination of Service, other than on account of death, Disability or a Termination for Cause;

(c)   for Incentive Stock Options, the last day of the three-month period commencing on the date of the Participant's termination of Service, other than on account of death, Disability or a Termination for Cause or such other terms as may be provided in the Award Agreement;

(d)   the last day of the one-year period commencing on the date of the Participant's termination of Service due to death or Disability;

(e)   as of the time and on the date of the Participant's termination of Service due to a Termination for Cause; or

(f)   the last day of the seven-year period commencing on the date on which the Option was granted.

An Option that remains unexercised at the close of business on the last day of the Exercise Period shall be canceled without consideration at the close of business on that date.

Section 5.5   Vesting Date.

(a)   The Vesting Date for each Option Award shall be determined by the Committee and specified in the Award Agreement.

(b)   Unless otherwise determined by the Committee and specified in the Award Agreement:

(i)   if the Participant of an Option Award terminates Service prior to the Vesting Date for any reason other than death or Disability, any unvested Option shall be forfeited without consideration;

(ii)   if the Participant of an Option Award terminates Service prior to the Vesting Date on account of death or Disability, the Vesting Date shall be accelerated to the date of the Participant's termination of Service; and

(iii)   if a Change in Control occurs prior to the Vesting Date of an Option Award that is outstanding on the date of the Change in Control, the Vesting Date shall be accelerated to the earliest date of the Change in Control.

Section 5.6   Additional Restrictions on Incentive Stock Options.

An Option designated by the Committee to be an Incentive Stock Option shall be subject to the following provisions:

(a)   Notwithstanding any other provision of this Plan to the contrary, no Participant may receive an Incentive Stock Option under the Plan if such Participant, at the time the award is granted, owns (after application of the rules contained in Section 424(d) of the Code) stock possessing more than ten (10) percent of the total combined voting power of all classes of stock of the Company or its Affiliates, unless (i) the option price for such Incentive Stock Option is at least 110 percent of the Fair Market Value of the Shares subject to such Incentive Stock Option on the date of grant and (ii) such Option is not exercisable after the date five (5) years from the date such Incentive Stock Option is granted.

(b)   Each Participant who receives Shares upon exercise of an Option that is an Incentive Stock Option shall give the Company prompt notice of any sale of Shares prior to a date which is two years from the date the Option was granted or one year from the date the Option was exercised. Such sale shall disqualify the Option as an Incentive Stock Option.

(c)   The aggregate Fair Market Value (determined with respect to each Incentive Stock Option at the time such Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company or an Affiliate) shall not exceed $100,000.

(d)   Any Option under this Plan which is designated by the Committee as an Incentive Stock Option but fails, for any reason, to meet the foregoing requirements shall be treated as a Non-Qualified Stock Option.

Section 5.7   Method of Exercise.

(a)   Subject to the limitations of the Plan and the Award Agreement, an Option Holder may, at any time on or after the Vesting Date and during the Exercise Period, exercise his or her right to purchase all or any part of the Shares to which the Option relates; *provided, however,* that the minimum number of Shares which may be purchased at any time shall be 10, or, if less, the total number of Shares relating to the Option which remain unpurchased. An Option Holder shall exercise an Option to purchase Shares by:

(i)   giving written notice to the Committee, in such form and manner as the Committee may prescribe, of his or her intent to exercise the Option;

(ii)   delivering to the Committee full payment for the Shares as to which the Option is to be exercised; and

(iii)   satisfying such other conditions as may be prescribed in the Award Agreement.

(b)   The Exercise Price of Shares to be purchased upon exercise of any Option shall be paid in full:

(i)   in cash (by certified or bank check or such other instrument as the Company may accept); or

(ii)   if and to the extent permitted by the Committee, in the form of Shares already owned by the Option Holder for a period of more than six (6) months as of the exercise date and having an aggregate Fair Market Value on the date the Option is exercised equal to the aggregate Exercise Price to be paid; or

(iii)   by a combination thereof.

Payment for any Shares to be purchased upon exercise of an Option may also be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the purchase price and applicable tax withholding amounts (if any), in which event the Shares acquired shall be delivered to the broker promptly following receipt of payment.

(c)   When the requirements of this Section have been satisfied, the Committee shall take such action as is necessary to cause the issuance of a stock certificate evidencing the Option Holder's ownership of such Shares. The Person exercising the Option shall have no right to vote or to receive dividends, nor have any other rights with respect to the Shares, prior to the date the Shares are transferred to such Person on the stock transfer records of the Company, and no adjustments shall be made for any dividends or other rights for which the record date is prior to the date as of which the transfer is effected.

Section 5.8   Limitations on Options.

(a)   No Incentive Stock Option granted under the Plan shall be transferable other than by will or the laws of descent or distribution. A Non-Qualified Stock Option Plan shall not be transferable by the Option Holder other than by will or the laws of descent and distribution, or pursuant to the terms of a Qualified Domestic Relations Order, and shall be exercisable, during the life of the Option Holder, only by the Option Holder or an alternate payee designated pursuant to such a Qualified Domestic Relations Order; *provided,*

however, that a Participant may, at any time at or after the grant of a Non-Qualified Stock Option under the Plan, apply to the Committee for approval to transfer all or any portion of such Non-Qualified Stock Option which is then unexercised to such Participant's Family Member. The Committee may approve or withhold approval of such transfer in its sole and absolute discretion. If such transfer is approved, it shall be effected by written notice to the Company given in such form and manner as the Committee may prescribe and actually received by the Company prior to the death of the person giving it. Thereafter, the transferee shall have, with respect to such Non-Qualified Stock Option, all of the rights, privileges and obligations which would attach thereunder to the Participant. If a privilege of the Option depends on the life, Service or other status of the Participant, such privilege of the Option for the transferee shall continue to depend upon the life, Service or other status of the Participant. The Committee shall have full and exclusive authority to interpret and apply the provisions of the Plan to transferees to the extent not specifically addressed herein.

(b)   The Company's obligation to deliver Shares with respect to an Option shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Option Holder to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Company shall not be required to deliver any Shares under the Plan prior to:

(i)   the admission of such Shares to listing on any stock exchange or trading on any automated quotation system on which Shares may then be listed or traded; or

(ii)   the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.

(c)   An Option Holder may designate a Beneficiary to receive any Options that may be exercised after his death. Such designation and any change or revocation of such designation shall be made in writing in the form and manner prescribed by the Committee. In the event that the designated Beneficiary dies prior to the Option Holder, or in the event that no Beneficiary has been designated, any Options that may be exercised following the Option Holder's death shall be transferred to the Option Holder's estate. If the Option Holder and his or her Beneficiary shall die in circumstances that cause the Committee, in its discretion, to be uncertain which shall have been the first to die, the Option Holder shall be deemed to have survived the Beneficiary.

Section 5.9   Prohibition Against Option Repricing.

Except as provided in Section 9.3, neither the Committee nor the Board shall have the right or authority following the grant of an Option pursuant to the Plan to amend or modify the Exercise Price of any such Option, or to cancel the Option at a time when the Exercise Price is less than the Fair Market Value of the Shares, in exchange for another Option or Award.

ARTICLE VI
STOCK APPRECIATION RIGHTS

Section 6.1   Grant of Stock Appreciation Rights.

(a)   Subject to the limitations of the Plan, the Committee may, in its discretion, grant to a Participant a Stock Appreciation Right. A Stock Appreciation Right must be designated as either a tandem Stock Appreciation Right or a stand-alone Stock Appreciation Right and, if not so designated, shall be deemed to be a stand-alone Stock Appreciation Right. A tandem Stock Appreciation Right may only be granted at the

same time as the Option to which it relates. The exercise of a tandem Stock Appreciation Right shall cancel the related Option for a like number of Shares and the exercise of a related Option shall cancel a tandem Stock Appreciation Right for a like number of Shares.

(b)   Any Stock Appreciation Right granted shall be evidenced by an Award Agreement which shall:

(i)   specify the number of Shares covered by the Stock Appreciation Right;

(ii)   specify the Exercise Price;

(iii)   specify the Exercise Period;

(iv)   specify the Vesting Date;

(v)   specify that the Stock Appreciation Right shall be settled in Shares; and

(vi)   contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

Section 6.2   Size of Stock Appreciation Right.

Subject to the restrictions of the Plan, the number of Shares as to which a Participant may be granted Stock Appreciation Rights shall be determined by the Committee, in its discretion.

Section 6.3   Exercise Price.

The price per Share at which a Stock Appreciation Right may be exercised shall be determined by the Committee, in its discretion, *provided, however,* that the Exercise Price shall not be less than the Fair Market Value of a Share on the date on which the Stock Appreciation Right is granted.

Section 6.4   Exercise Period.

The Exercise Period during which a Stock Appreciation Right may be exercised shall commence on the Vesting Date. It shall expire on the earliest of:

(a)   the date specified by the Committee in the Award Agreement;

(b)   the last day of the three-month period commencing on the date of the Participant's termination of Service, other than on account of death, Disability or a Termination for Cause or such other terms as may be provided in the Award Agreement;

(c)   the last day of the one-year period commencing on the date of the Participant's termination of Service due to death or Disability;

(d)   as of the time and on the date of the Participant's termination of Service due to a Termination for Cause; or

(e)   the last day of the seven-year period commencing on the date on which the Stock Appreciation Right was granted.

A Stock Appreciation Right that remains unexercised at the close of business on the last day of the Exercise Period shall be canceled without consideration at the close of business on that date.

Section 6.5 Vesting Date.

(a) The Vesting Date for each Stock Appreciation Right Award shall be determined by the Committee and specified in the Award Agreement.

(b) Unless otherwise determined by the Committee and specified in the Award Agreement:

(i) if the Participant of a Stock Appreciation Right Award terminates Service prior to the Vesting Date for any reason other than death or Disability, any unvested Award shall be forfeited without consideration;

(ii) if the Participant of a Stock Appreciation Right Award terminates Service prior to the Vesting Date on account of death or Disability, the Vesting Date shall be accelerated to the date of the Participant's termination of Service; and

(iii) if a Change in Control occurs prior to the Vesting Date of a Stock Appreciation Right Award that is outstanding on the date of the Change in Control, the Vesting Date shall be accelerated to the earliest date of the Change in Control.

Section 6.6 Method of Exercise.

(a) Subject to the limitations of the Plan and the Award Agreement, a Participant may, at any time on or after the Vesting Date and during the Exercise Period, exercise his or her Stock Appreciation Right as to all or any part of the Shares to which the Stock Appreciation Right relates; provided, however, that the minimum number of Shares as to which a Stock Appreciation Right may be exercised shall be 10, or, if less, the total number of Shares relating to the Stock Appreciation Right which remain unexercised. A Stock Appreciation Right Holder shall exercise a Stock Appreciation Right by:

(i) giving written notice to the Committee, in such form and manner as the Committee may prescribe, of his or her intent to exercise the Stock Appreciation Right; and

(ii) satisfying such other conditions as may be prescribed in the Award Agreement.

(b) When the requirements of this Section have been satisfied, the Committee shall take such action as is necessary to cause the remittance to the Stock Appreciation Right Holder (or, in the event of his or her death, his or her Beneficiary) of a number of Shares with an aggregate Fair Market Value equal to the excess (if any) of (i) the Fair Market Value of a Share on the date of exercise over (ii) the Exercise Price per Share, times the number of Stock Appreciation Rights exercised. The Person exercising the Stock Appreciation Right shall have no right to vote or to receive dividends, nor have any other rights with respect to the Shares, prior to the date the Shares are transferred to such Person on the stock transfer records of the Company, and no adjustments shall be made for any dividends or other rights for which the record date is prior to the date as of which the transfer is effected.

Section 6.7 Limitations on Stock Appreciation Rights.

(a) A Stock Appreciation Right by its terms shall not be transferable by the Stock Appreciation Right Holder other than by will or the laws of descent and distribution, or pursuant to the terms of a Qualified Domestic Relations Order, and shall be exercisable, during the life of the Stock Appreciation Right Holder, only by the Stock Appreciation Right Holder or an alternate payee designated pursuant to such a Qualified Domestic Relations Order; *provided, however,* that a Participant may, at any time at or after the grant of a Stock Appreciation Right under the Plan, apply to the Committee for approval to transfer all or any

portion of such Stock Appreciation Right which is then unexercised to such Participant's Family Member. The Committee may approve or withhold approval of such transfer in its sole and absolute discretion. If such transfer is approved, it shall be effected by written notice to the Company given in such form and manner as the Committee may prescribe and actually received by the Company prior to the death of the person giving it. Thereafter, the transferee shall have, with respect to such Stock Appreciation Right, all of the rights, privileges and obligations which would attach thereunder to the Participant. If a privilege of the Stock Appreciation Right depends on the life, Service or other status of the Participant, such privilege of the Stock Appreciation Right for the transferee shall continue to depend upon the life, Service or other status of the Participant. The Committee shall have full and exclusive authority to interpret and apply the provisions of the Plan to transferees to the extent not specifically addressed herein.

(b)   The Company's obligation to deliver Shares with respect to a Stock Appreciation Right shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Stock Appreciation Right Holder to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Company shall not be required to deliver any Shares under the Plan prior to:

(i)   the admission of such Shares to listing on any stock exchange or trading on any automated quotation system on which Shares may then be listed or traded; or

(ii)   the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.

(c)   A Stock Appreciation Right Holder may designate a Beneficiary to receive any Stock Appreciation Right that may be exercised after his death. Such designation and any change or revocation of such designation shall be made in writing in the form and manner prescribed by the Committee. In the event that the designated Beneficiary dies prior to the Stock Appreciation Right Holder, or in the event that no Beneficiary has been designated, any Stock Appreciation Rights that may be exercised following the Stock Appreciation Right Holder's death shall be transferred to the Stock Appreciation Right Holder's estate. If the Stock Appreciation Right Holder and his or her Beneficiary shall die in circumstances that cause the Committee, in its discretion, to be uncertain which shall have been the first to die, the Stock Appreciation Right Holder shall be deemed to have survived the Beneficiary.

Section 6.8   Prohibition Against Stock Appreciation Right Repricing.

Except as provided in Section 9.3, neither the Committee nor the Board shall have the right or authority following the grant of a Stock Appreciation Right pursuant to the Plan to amend or modify the Exercise Price of any such Stock Appreciation Right or to cancel the Stock Appreciation Right at a time when the Exercise Price is less than the Fair Market Value of the Shares, in exchange for another Stock Appreciation Right or Award.

ARTICLE VII
RESTRICTED STOCK AWARDS

Section 7.1   In General.

(a)   Each Restricted Stock Award shall be evidenced by an Award Agreement which shall specify:

(i)   the number of Shares or Share Units covered by the Restricted Stock Award;

(ii)   the amount, if any, which the Participant shall be required to pay to the Company in consideration for the issuance of such Shares or Share Units;

(iii)   the date of grant of the Restricted Stock Award;

(iv)   the Vesting Date for the Restricted Stock Award;

(v)   as to Restricted Stock Awards awarding Shares, the rights of the Participant with respect to dividends, voting rights and other rights and preferences associated with such Shares; and

(vi)   as to Restricted Stock Awards awarding Share Units, the rights of the Participant with respect to attributes of the Share Units which are the equivalent of dividends and other rights and preferences associated with Shares and the circumstances, if any, prior to the Vesting Date pursuant to which Share Units shall be converted to Shares;

and contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

(b)   All Restricted Stock Awards consisting of Shares shall be in the form of issued and outstanding Shares that shall be registered in the name of the Participant and held by the Committee, together with an irrevocable stock power executed by the Participant in favor of the Committee or its designee, pending the vesting or forfeiture of the Restricted Stock Award. The certificates evidencing the Shares shall at all times prior to the applicable Vesting Date bear the following legend:

> The common stock evidenced hereby is subject to the terms of an Award Agreement between First Financial Holdings, Inc. and [Name of Participant] dated [Award Date] made pursuant to the terms of the First Financial Holdings, Inc. 2007 Equity Incentive Plan, copies of which are on file at the executive offices of First Financial Holdings, Inc., and may not be sold, encumbered, hypothecated or otherwise transferred, except in accordance with the terms of such Plan and Award Agreement.

or such other restrictive legend as the Committee, in its discretion, may specify.

(c)   Unless otherwise set forth in the Award Agreement, a Restricted Stock Award by its terms shall not be transferable by the Participant other than by will or by the laws of descent and distribution, or pursuant to the terms of a Qualified Domestic Relations Order, and the Shares distributed pursuant to such Award shall be distributable, during the lifetime of the Participant, only to the Participant.

Section 7.2   Vesting Date.

(a)   The Vesting Date for each Restricted Stock Award shall be determined by the Committee and specified in the Award Agreement.

(b)   Unless otherwise determined by the Committee and specified in the Award Agreement:

(i)   if the Participant of a Restricted Stock Award terminates Service prior to the Vesting Date for any reason other than death or Disability, any unvested Shares or Share Units shall be forfeited without consideration;

(ii)   if the Participant of a Restricted Stock Award terminates Service prior to the Vesting Date on account of death or Disability, the Vesting Date shall be accelerated to the date of termination of the Participant's Service with the Company; and

(iii)   if a Change in Control occurs prior to the Vesting Date of a Restricted Stock Award that is outstanding on the date of the Change in Control, the Vesting Date shall be accelerated to the earliest date of the Change in Control.

Section 7.3   Dividend Rights.

Unless otherwise set forth in the Award Agreement, any dividends or distributions declared and paid with respect to Shares subject to a Restricted Stock Award, whether or not in cash, or an equivalent amount in the case of a Restricted Stock Award awarding Share Units, shall be paid to the Participant at the same time they are paid to all other shareholders of the Company.

Section 7.4   Voting Rights.

Unless otherwise set forth in the Award Agreement, voting rights appurtenant to the Shares subject to the Restricted Stock Award shall be exercised by the Participant.

Section 7.5   Designation of Beneficiary.

A Participant who has received a Restricted Stock Award may designate a Beneficiary to receive any unvested Shares or Shares distributed in satisfaction of any unvested Share Units that become vested on the date of the Participant's death. Such designation (and any change or revocation of such designation) shall be made in writing in the form and manner prescribed by the Committee. In the event that the Beneficiary designated by a Participant dies prior to the Participant, or in the event that no Beneficiary has been designated, any vested Shares that become available for distribution on the Participant's death shall be paid to the executor or administrator of the Participant's estate.

Section 7.6   Manner of Distribution of Awards.

The Company's obligation to deliver Shares with respect to a Restricted Stock Award shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Participant or Beneficiary to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Company shall not be required to deliver any Shares under the Plan prior to (i) the admission of such Shares to listing on any stock exchange or trading on any automated quotation system on which Shares may then be listed or traded, or (ii) the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.


ARTICLE VIII
SPECIAL TAX PROVISION


Section 8.1   Tax Withholding Rights.

Where any Person is entitled to receive Shares, the Company shall have the right to require such Person to pay to the Company or any of its Affiliates the amount of any tax which the Company is required

to withhold with respect to such Shares, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of Shares to cover the minimum amount required to be withheld.

ARTICLE IX
AMENDMENT AND TERMINATION

Section 9.1   Termination

The Board may suspend or terminate the Plan in whole or in part at any time prior to the tenth anniversary of the Effective Date by giving written notice of such suspension or termination to the Committee. Unless sooner terminated, the Plan shall terminate automatically on the tenth anniversary of the Effective Date. In the event of any suspension or termination of the Plan, all Awards previously granted under the Plan that are outstanding on the date of such suspension or termination of the Plan shall remain outstanding and exercisable for the period and on the terms and conditions set forth in the Award Agreements evidencing such Awards.

Section 9.2   Amendment.

The Board may amend or revise the Plan in whole or in part at any time; provided, however, that, to the extent required to comply with Section 162(m) of the Code or the corporate governance standards imposed under the listing or trading requirements imposed by any national securities exchange or automated quotation system on which the Company lists or seeks to list or trade Shares, no such amendment or revision shall be effective if it amends a material term of the Plan unless approved by the holders of a majority of the votes cast on a proposal to approve such amendment or revision.

Section 9.3   Adjustments in the Event of Business Reorganization.

In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, exchange of Shares or other securities, stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of:

(a)   the number and kind of securities deemed to be available thereafter for grants of Awards in the aggregate to all Participants;

(b)   the number and kind of securities that may be delivered or deliverable in respect of outstanding Awards; and

(c)   the Exercise Price of Options and Stock Appreciation Rights.

In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including, without limitation, cancellation of Awards in exchange for the in-the-money value, if any, of the vested portion thereof, or substitution of Awards using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Affiliate or the financial statements of the Company or any Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

ARTICLE X
MISCELLANEOUS

Section 10.1   Status as an Employee Benefit Plan.

This Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Code or to satisfy the definitional requirements for an "employee benefit plan" under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. It is intended to be a non-qualified incentive compensation program that is exempt from the regulatory requirements of the Employee Retirement Income Security Act of 1974, as amended. The Plan shall be construed and administered so as to effectuate this intent.

Section 10.2   No Right to Continued Employment.

Neither the establishment of the Plan nor any provisions of the Plan nor any action of the Board or Committee with respect to the Plan shall be held or construed to confer upon any Participant any right to a continuation of his or her position as a director, advisory director or employee of the Company. The Company reserves the right to remove any participating member of the Board or dismiss any Participant or otherwise deal with any Participant to the same extent as though the Plan had not been adopted.

Section 10.3   Construction of Language.

Whenever appropriate in the Plan, words used in the singular may be read in the plural, words used in the plural may be read in the singular, and words importing the masculine gender may be read as referring equally to the feminine or the neuter. Any reference to an Article or Section number shall refer to an Article or Section of this Plan unless otherwise indicated.

Section 10.4   Headings.

The headings of Articles and Sections are included solely for convenience of reference. If there is any conflict between such headings and the text of the Plan, the text shall control.

Section 10.5   Non-Alienation of Benefits.

The right to receive a benefit under the Plan shall not be subject in any manner to anticipation, alienation or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts.

Section 10.6   Notices.

Any communication required or permitted to be given under the Plan, including any notice, direction, designation, comment, instruction, objection or waiver, shall be in writing and shall be deemed to have been given at such time as it is delivered personally or three (3) days after mailing if mailed, postage prepaid, by registered or certified mail, return receipt requested, addressed to such party at the address listed below, or at such other address as one such party may by written notice specify to the other party:

(a)   If to the Committee:

First Financial Holdings, Inc.
2440 Mall Drive
North Charleston, South Carolina 29406
Attention: Corporate Secretary

(b)   If to a Participant, to such person's address as shown in the Company's records.

Section 10.7   Approval of Shareholders.

The Plan shall be subject to approval by the Company's shareholders within twelve (12) months before or after the date the Board adopts the Plan.

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